
03057507

SEC 2082 (3-99) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

UNITED STATES
Securities and Exchange Commission
Washington, D. C. 20549


RECD S.E.C.
MAY 2 - 2003
1086

OMB APPROVAL
OMB Number: 3235-0327
Expires: May 31, 2001
Estimated average burden hours per response. . . 0.15

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS

BY ELECTRONIC FILERS

EXELON CORPORATION
Exact name of registrant as specified in charter

0001109357
Registrant CIK Number

U-S-S FOR 12-31-02
Electronic report, schedule or registration statement of which the documents are a part (give period of report)

30-00338/70-9645
SEC file number, if available

____
Name of Person Filing the Document (If other than the Registrant)

PROCESSED
MAY 05 2003
THOMSON FINANCIAL

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of CHICAGO, State of ILLINOIS, MAY 1, 19 03.

EXELON CORPORATION
(Registrant)

By: [signature] Ass't Sec'y
(Name and Title)

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on ____________, 19 ______, that the information set forth in this statement is true and complete.

By: ______________________________

Name of Respondent Commonwealth Edison Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) 03/27/2003	Year of Report Dec. 31, 2002

SUMMARY OF UTILITY PLANT AND ACCUMULATED PROVISIONS FOR DEPRECIATION. AMORTIZATION AND DEPLETION

Line No.	Classification (a)	Total (b)	Electric (c)
1	Utility Plant		
2	In Service		
3	Plant in Service (Classified)	10,977,312,607	10,977,312,607
4	Property Under Capital Leases		
5	Plant Purchased or Sold		
6	Completed Construction not Classified	1,481,065,550	1,481,065,550
7	Experimental Plant Unclassified		
8	Total (3 thru 7)	12,458,378,157	12,458,378,157
9	Leased to Others		
10	Held for Future Use	46,881,371	46,881,371
11	Construction Work in Progress	402,700,777	402,700,777
12	Acquisition Adjustments	5,065,007,012	5,065,007,012
13	Total Utility Plant (8 thru 12)	17,972,967,317	17,972,967,317
14	Accum Prov for Depr, Amort, & Depl	5,304,643,857	5,304,643,857
15	Net Utility Plant (13 less 14)	12,668,323,460	12,668,323,460
16	Detail of Accum Prov for Depr, Amort & Depl		
17	In Service:		
18	Depreciation	5,092,613,233	5,092,613,233
19	Amort & Depl of Producing Nat Gas Land/Land Right		
20	Amort of Underground Storage Land/Land Rights		
21	Amort of Other Utility Plant	62,656,009	62,656,009
22	Total In Service (18 thru 21)	5,155,269,242	5,155,269,242
23	Leased to Others		
24	Depreciation		
25	Amortization and Depletion		
26	Total Leased to Others (24 & 25)		
27	Held for Future Use		
28	Depreciation		
29	Amortization		
30	Total Held for Future Use (28 & 29)		
31	Abandonment of Leases (Natural Gas)		
32	Amort of Plant Acquisition Adj	149,374,615	149,374,615
33	Total Accum Prov (equals 14) (22,26,30,31,32)	5,304,643,857	5,304,643,857

Name of Respondent Commonwealth Edison Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) 03/27/2003	Year of Report Dec. 31, 2002

SUMMARY OF UTILITY PLANT AND ACCUMULATED PROVISIONS
FOR DEPRECIATION. AMORTIZATION AND DEPLETION

Gas (d)	Other (Specify) (e)	Other (Specify) (f)	Other (Specify) (g)	Common (h)	Line No.
					1
					2
					3
					4
					5
					6
					7
					8
					9
					10
					11
					12
					13
					14
					15
					16
					17
					18
					19
					20
					21
					22
					23
					24
					25
					26
					27
					28
					29
					30
					31
					32
					33

FOOTNOTE DATA

Schedule Page: 200 Line No.: 10 Column: b

See Page 214.

Schedule Page: 200 Line No.: 11 Column: b

See Page 216.

Schedule Page: 200 Line No.: 18 Column: b

See Page 219.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Commonwealth Edison Company	(1) [X] An Original (2) [ ] A Resubmission	03/27/2003	Dec. 31, 2002

ELECTRIC PLANT IN SERVICE (Account 101, 102, 103 and 106)

1. Report below the original cost of electric plant in service according to the prescribed accounts.
2. In addition to Account 101, Electric Plant in Service (Classified), this page and the next include Account 102, Electric Plant Purchased or Sold; Account 103, Experimental Electric Plant Unclassified; and Account 106, Completed Construction Not Classified-Electric.
3. Include in column (c) or (d), as appropriate, corrections of additions and retirements for the current or preceding year.
4. Enclose in parentheses credit adjustments of plant accounts to indicate the negative effect of such accounts.
5. Classify Account 106 according to prescribed accounts, on an estimated basis if necessary, and include the entries in column (c). Also to be included in column (c) are entries for reversals of tentative distributions of prior year reported in column (b). Likewise, if the respondent has a significant amount of plant retirements which have not been classified to primary accounts at the end of the year, include in column (d) a tentative distribution of such retirements, on an estimated basis, with appropriate contra entry to the account for accumulated depreciation provision. Include also in column (d) reversals of tentative distributions of prior year of unclassified retirements. Show in a footnote the account distributions of these tentative classifications in columns (c) and (d), including the reversals of the prior years tentative account distributions of these amounts. Careful observance of the above

Line No.	Account (a)	Balance Beginning of Year (b)	Additions (c)
1	1. INTANGIBLE PLANT		
2	(301) Organization	103,342	22,445
3	(302) Franchises and Consents		
4	(303) Miscellaneous Intangible Plant	134,660,334	71,125,989
5	TOTAL Intangible Plant (Enter Total of lines 2, 3, and 4)	134,763,676	71,148,434
6	2. PRODUCTION PLANT		
7	A. Steam Production Plant		
8	(310) Land and Land Rights		
9	(311) Structures and Improvements		
10	(312) Boiler Plant Equipment		
11	(313) Engines and Engine-Driven Generators		
12	(314) Turbogenerator Units		
13	(315) Accessory Electric Equipment		
14	(316) Misc. Power Plant Equipment		
15	TOTAL Steam Production Plant (Enter Total of lines 8 thru 14)		
16	B. Nuclear Production Plant		
17	(320) Land and Land Rights		
18	(321) Structures and Improvements		
19	(322) Reactor Plant Equipment		
20	(323) Turbogenerator Units		
21	(324) Accessory Electric Equipment		
22	(325) Misc. Power Plant Equipment		
23	TOTAL Nuclear Production Plant (Enter Total of lines 17 thru 22)		
24	C. Hydraulic Production Plant		
25	(330) Land and Land Rights		
26	(331) Structures and Improvements		
27	(332) Reservoirs, Dams, and Waterways		
28	(333) Water Wheels, Turbines, and Generators		
29	(334) Accessory Electric Equipment		
30	(335) Misc. Power PLant Equipment		
31	(336) Roads, Railroads, and Bridges		
32	TOTAL Hydraulic Production Plant (Enter Total of lines 25 thru 31)		
33	D. Other Production Plant		
34	(340) Land and Land Rights		
35	(341) Structures and Improvements		
36	(342) Fuel Holders, Products, and Accessories		
37	(343) Prime Movers		
38	(344) Generators		
39	(345) Accessory Electric Equipment		

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Commonwealth Edison Company	(1) [X] An Original (2) [ ] A Resubmission	03/27/2003	Dec. 31, 2002

ELECTRIC PLANT IN SERVICE (Account 101, 102, 103 and 106) (Continued)

instructions and the texts of Accounts 101 and 106 will avoid serious omissions of the reported amount of respondent's plant actually in service at end of year.

6. Show in column (f) reclassifications or transfers within utility plant accounts. Include also in column (f) the additions or reductions of primary account classifications arising from distribution of amounts initially recorded in Account 102, include in column (e) the amounts with respect to accumulated provision for depreciation, acquisition adjustments, etc., and show in column (f) only the offset to the debits or credits distributed in column (f) to primary account classifications.

7. For Account 399, state the nature and use of plant included in this account and if substantial in amount submit a supplementary statement showing subaccount classification of such plant conforming to the requirement of these pages.

8. For each amount comprising the reported balance and changes in Account 102, state the property purchased or sold, name of vendor or purchase, and date of transaction. If proposed journal entries have been filed with the Commission as required by the Uniform System of Accounts, give also date of such filing.

Retirements (d)	Adjustments (e)	Transfers (f)	Balance at End of Year (g)		Line No.
					1
		-45,412	80,375		2
					3
		1,683,393	207,469,716		4
		1,637,981	207,550,091		5
					6
					7
					8
					9
					10
					11
					12
					13
					14
					15
					16
					17
					18
					19
					20
					21
					22
					23
					24
					25
					26
					27
					28
					29
					30
					31
					32
					33
					34
					35
					36
					37
					38
					39

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Commonwealth Edison Company	(1) [X] An Original (2) [ ] A Resubmission	03/27/2003	Dec. 31, 2002

ELECTRIC PLANT IN SERVICE (Account 101, 102, 103 and 106) (Continued)

Line No.	Account (a)	Balance Beginning of Year (b)	Additions (c)
40	(346) Misc. Power Plant Equipment		
41	TOTAL Other Prod. Plant (Enter Total of lines 34 thru 40)		
42	TOTAL Prod. Plant (Enter Total of lines 15, 23, 32, and 41)		
43	3. TRANSMISSION PLANT		
44	(350) Land and Land Rights	141,575,664	3,169,116
45	(352) Structures and Improvements	60,191,899	546,392
46	(353) Station Equipment	811,228,268	24,791,563
47	(354) Towers and Fixtures	228,036,856	-2,995,914
48	(355) Poles and Fixtures	181,318,345	8,624,681
49	(356) Overhead Conductors and Devices	257,001,970	14,249,596
50	(357) Underground Conduit	169,306,981	-10,960,771
51	(358) Underground Conductors and Devices	89,370,282	43,937,221
52	(359) Roads and Trails	587,437	15,650
53	TOTAL Transmission Plant (Enter Total of lines 44 thru 52)	1,938,617,702	81,377,534
54	4. DISTRIBUTION PLANT		
55	(360) Land and Land Rights	48,197,455	-1,213,243
56	(361) Structures and Improvements	140,851,022	7,863,381
57	(362) Station Equipment	1,689,059,556	225,738,133
58	(363) Storage Battery Equipment		
59	(364) Poles, Towers, and Fixtures	816,197,930	48,967,357
60	(365) Overhead Conductors and Devices	1,259,679,458	72,057,372
61	(366) Underground Conduit	579,630,685	37,666,109
62	(367) Underground Conductors and Devices	2,202,724,810	177,925,830
63	(368) Line Transformers	854,598,089	42,237,684
64	(369) Services	598,200,331	28,141,766
65	(370) Meters	288,736,934	12,088,125
66	(371) Installations on Customer Premises	27,372,393	2,062,979
67	(372) Leased Property on Customer Premises	21,475	
68	(373) Street Lighting and Signal Systems	78,330,967	-1,348,270
69	TOTAL Distribution Plant (Enter Total of lines 55 thru 68)	8,583,601,105	652,187,223
70	5. GENERAL PLANT		
71	(389) Land and Land Rights	8,076,231	718,825
72	(390) Structures and Improvements	223,294,861	3,481,716
73	(391) Office Furniture and Equipment	141,636,212	21,064,253
74	(392) Transportation Equipment	176,917,793	20,691,468
75	(393) Stores Equipment	7,478,914	-1,463,058
76	(394) Tools, Shop and Garage Equipment	82,764,187	5,125,464
77	(395) Laboratory Equipment	13,267,520	
78	(396) Power Operated Equipment	2,505,666	1,007,704
79	(397) Communication Equipment	344,995,006	25,523,153
80	(398) Miscellaneous Equipment	2,402,228	8,961
81	SUBTOTAL (Enter Total of lines 71 thru 80)	1,003,338,618	76,158,486
82	(399) Other Tangible Property		
83	TOTAL General Plant (Enter Total of lines 81 and 82)	1,003,338,618	76,158,486
84	TOTAL (Accounts 101 and 106)	11,660,321,101	880,871,677
85	(102) Electric Plant Purchased (See Instr. 8)		
86	(Less) (102) Electric Plant Sold (See Instr. 8)		
87	(103) Experimental Plant Unclassified		
88	TOTAL Electric Plant in Service (Enter Total of lines 84 thru 87)	11,660,321,101	880,871,677

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Commonwealth Edison Company	(1) [X] An Original (2) [ ] A Resubmission	03/27/2003	Dec. 31, 2002

ELECTRIC PLANT IN SERVICE (Account 101, 102, 103 and 106) (Continued)

Retirements (d)	Adjustments (e)	Transfers (f)	Balance at End of Year (g)		Line No.
					40
					41
					42
					43
		-2,653,137	142,091,643		44
142,583		-1,476,822	59,118,886		45
10,418,985		-20,334,551	805,266,295		46
86,809		5,989	224,960,122		47
-39,502		-53,278	189,929,250		48
137,371		48,919	271,163,114		49
643,074		-153,178	157,549,958		50
1,038,626		2,448,440	134,717,317		51
			603,087		52
12,427,946		-22,167,618	1,985,399,672		53
					54
		6,965,020	53,949,232		55
1,180,308		94,083	147,628,178		56
7,556,050		28,244,345	1,935,485,984		57
					58
8,006,484		33,289	857,192,092		59
3,123,468		-454,967	1,328,158,395		60
487,081		153,178	616,962,891		61
6,734,590		-2,024,523	2,371,891,527		62
16,192,559		-6,433,031	874,210,183		63
2,765,487		41,542	623,618,152		64
2,961,491			297,863,568		65
62,302			29,373,070		66
			21,475		67
144,050			76,838,647		68
49,213,870		26,618,936	9,213,193,394		69
					70
		-126,770	8,668,286		71
2,694,950		-651,407	223,430,220		72
16,601,125		-4,026,744	142,072,596		73
			197,609,261		74
84,578			5,931,278		75
338,015		-37,463	87,514,173		76
397,674			12,869,846		77
			3,513,370		78
1,403,922		-122,297	368,991,940		79
		-777,159	1,634,030		80
21,520,264		-5,741,840	1,052,235,000		81
					82
21,520,264		-5,741,840	1,052,235,000		83
83,162,080		347,459	12,458,378,157		84
					85
					86
					87
83,162,080		347,459	12,458,378,157		88

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Commonwealth Edison Company	(1) X An Original (2) _ A Resubmission	03/27/2003	Dec 31, 2002

FOOTNOTE DATA

Schedule Page: 204 Line No.: 88 Column: c

Account distribution of tentative classification of additions and retirements:

Account	Additions		Retirements	
	Beginning of Year	End of Year	Beginning of Year	End of Year
301	$ 22,967	$ -	$ -	$ -
303	11,075,927	68,130,476	-	-
Transmission				
350	$ 21,553,024	$ 4,988,570	$ -	$ -
352	7,058,543	1,083,428	(8,696)	(8,696)
353	298,413,104	231,394,343	1,662,543	844,244
354	22,218,940	17,091,188	368,780	98,199
355	49,765,830	23,319,838	361,344	44,473
356	68,456,252	64,510,752	265,342	49,050
357	114,456,079	66,020,316	-	-
358	23,996,148	34,324,950	2,227,551	-
359	-	15,650	-	-
Total	$ 605,917,920	$ 442,749,035	$ 4,876,864	$ 1,027,270

Account	Additions Beginning of Year	Additions End of Year	Retirements Beginning of Year	Retirements End of Year
Distribution				
360	$ 16,731,716	$ (83,543)	$ -	$ -
361	14,887,459	2,438,594	8,633	2,669
362	496,681,606	603,064,355	5,556,274	1,871,789
364	67,242,910	35,314,169	813,174	777,287
365	80,119,194	66,441,343	964,447	931,425
366	71,077,515	27,478,255	-	-
367	175,535,263	97,186,781	545,802	2,720,295
368	24,868,612	43,718,119	-	-
369	11,590,573	10,795,407	-	-
370	18,039,173	16,806,070	-	-
371	3,123,997	4,284,013	-	-
373	5,299,307	933,016	4,829	4,565
Total	$ 985,197,325	$ 908,376,579	$ 7,893,159	$ 6,308,030
General				
389	$ 864,832	$ (10,938)	$ -	$ -
390	34,069,626	11,876,298	313,313	272,382
391	12,177,721	19,395,938	-	-
392	6,470,868	7,058,935	-	-
393	1,783,431	-	-	-
394	961,078	2,071,469	-	-
395	(66,598)	-	-	-
396	9	130,508	-	-
397	40,897,747	21,290,695	630,289	390,537
398	739,974	(3,445)	-	-
Total	$ 97,898,688	$ 61,809,460	$ 943,602	$ 662,919
Grand Total	$1,700,112,827	$1,481,065,550	$ 13,713,625	$ 7,998,219

Schedule Page: 204 Line No.: 88 Column: d

See note on <Page 204, Line 88, Column c>.

Schedule Page: 204 Line No.: 88 Column: f

Represents net transfers to non-utility property of <$6,583,255>, net transfers from plant held for future use of $7,899,212 and net transfers to generation and other business units of <$968,498>.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Commonwealth Edison Company	(1) [X] An Original (2) [ ] A Resubmission	03/27/2003	Dec. 31, 2002

ELECTRIC PLANT HELD FOR FUTURE USE (Account 105)

1. Report separately each property held for future use at end of the year having an original cost of $250,000 or more. Group other items of property held for future use.
2. For property having an original cost of $250,000 or more previously used in utility operations, now held for future use, give in column (a), in addition to other required information, the date that utility use of such property was discontinued, and the date the original cost was transferred to Account 105.

Line No.	Description and Location Of Property (a)	Date Originally Included in This Account (b)	Date Expected to be used in Utility Service (c)	Balance at End of Year (d)
1	Land and Rights:			
2	Land:			
3				
4	Crawford Terminal	01-31-73	After 2006	326,074
5	Chicago South Headquarters	11-30-91	After 2007	340,405
6	I.C. Air TSS	09-17-02	2005	1,524,537
7	Goose Is-West Loop TSS	03-20-01	After 2004	10,227,044
8	McCormick TSS	10-31-71	After 2012	465,942
9	Blue Island Site	05-31-98	Indefinite	250,599
10	Highland Park TSS	10-31-71	After 2005	1,182,087
11	Lockport TDC	07-01-00	2009	643,225
12	Manville TSS	11-30-72	After 2004	313,220
13	Powerton Station-Ash Disposal Site	04-30-78	Indefinite	1,422,164
14	Plato Center TSS	01-31-92	Indefinite	1,234,511
15	Rutland TDC	09-30-96	06-01-06	372,830
16	Sante Fe TDC	01-31-93	06-01-09	686,574
17	Skokie TSS	10-31-71	After 2007	1,417,822
18	Waukegan - Tannery Parcel	04-30-98	After 2004	799,826
19	Waukegan	09-30-73	After 2004	450,954
20	Wolfs TSS	03-31-91	06-01-04	1,932,964
21	Other Property:			
22				
23				
24				
25				
26				
27				
28				
29				
30				
31				
32				
33				
34				
35				
36				
37				
38				
39				
40				
41				
42				
43				
44				
45				
46				
47	Total			46,881,371

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Commonwealth Edison Company	(1) [X] An Original (2) [ ] A Resubmission	03/27/2003	Dec. 31, 2002

ELECTRIC PLANT HELD FOR FUTURE USE (Account 105)

1. Report separately each property held for future use at end of the year having an original cost of $250,000 or more. Group other items of property held for future use.
2. For property having an original cost of $250,000 or more previously used in utility operations, now held for future use, give in column (a), in addition to other required information, the date that utility use of such property was discontinued, and the date the original cost was transferred to Account 105.

Line No.	Description and Location Of Property (a)	Date Originally Included in This Account (b)	Date Expected to be used in Utility Service (c)	Balance at End of Year (d)
1	Land and Rights:			
2	Land - continued:			
3				
4	Zion Joint Public Information Center	12-31-00	Indefinite	269,344
5	18 Items Less Than $250,000 Each	Various	Various	1,046,146
6				
7				
8	Rights of Way:			
9				
10	Byron-Charter Grove	05-31-76	After 2006	2,648,169
11	Byron-Charter Grove-Wayne	01-31-90	After 2006	575,722
12	Cherry Valley-Silver Lake	06-30-73	After 2006	1,827,050
13	Chicago-Northwestern R.R.	05-31-90	After 2008	1,567,260
14	Goodings Grove-Indiana Widening	09-30-71	Indefinite	1,206,117
15	Manville-Pontiac	11-30-72	Indefinite	528,397
16	Plano-Charter Grove	06-30-75	After 2006	4,457,315
17	Sugar Grove-Blackberry	03-31-91	Indefinite	408,473
18	Wayne - Charter Grove	6-30-73	After 2006	3,020,222
19	Wayne - Itasca	12-31-70	After 2006	4,022,933
20	Wilton Center - Joliet	05-31-73	Indefinite	387,278
21	Other Property:			
22				
23				
24				
25				
26				
27				
28				
29				
30				
31				
32				
33				
34				
35				
36				
37				
38				
39				
40				
41				
42				
43				
44				
45				
46				
47	Total			46,881,371

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Commonwealth Edison Company	(1) [X] An Original (2) [ ] A Resubmission	03/27/2003	Dec. 31, 2002

ELECTRIC PLANT HELD FOR FUTURE USE (Account 105)

1. Report separately each property held for future use at end of the year having an original cost of $250,000 or more. Group other items of property held for future use.
2. For property having an original cost of $250,000 or more previously used in utility operations, now held for future use, give in column (a), in addition to other required information, the date that utility use of such property was discontinued, and the date the original cost was transferred to Account 105.

Line No.	Description and Location Of Property (a)	Date Originally Included in This Account (b)	Date Expected to be used in Utility Service (c)	Balance at End of Year (d)
1	Land and Rights:			
2	Rights of Way - continued:			
3				
4	27 Items Less Than $250,000 Each	Various	Various	690,141
5				
6				
7	Transmission Lines			
8				
9	Calumet State Line - Line 17724	12-31-77	2004	350,467
10	Harbor University - Line 17724	12-31-75	2004	285,559
11				
12				
13				
14				
15				
16				
17				
18				
19				
20				
21	Other Property:			
22				
23				
24				
25				
26				
27				
28				
29				
30				
31				
32				
33				
34				
35				
36				
37				
38				
39				
40				
41				
42				
43				
44				
45				
46				
47	Total			46,881,371

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Commonwealth Edison Company	(1) [X] An Original (2) [ ] A Resubmission	03/27/2003	Dec. 31, 2002

CONSTRUCTION WORK IN PROGRESS - - ELECTRIC (Account 107)

1. Report below descriptions and balances at end of year of projects in process of construction (107)
2. Show items relating to "research, development, and demonstration" projects last, under a caption Research, Development, and Demonstrating (see Account 107 of the Uniform System of Accounts)
3. Minor projects (5% of the Balance End of the Year for Account 107 or $100,000, whichever is less) may be grouped.

Line No.	Description of Project (a)	Construction work in progress - Electric (Account 107) (b)
1	Intangible Plant	
2	Customer Information Management System	1,218,721
3	Transmission and distribution reliability reporting software	6,983,077
4	Power Path enhancement	2,869,473
5		
6	Other Projects	2,916,514
7		
8	Transmission Plant	
9	Major Projects:	
10	Fisk Station 11 - install two new 138KV lines	1,962,938
11	Nelson Energy TSS 942 - items associated with third auto transformer	3,468,623
12	Upgrade transformer relays	1,229,716
13	Ohio TSS 65 - replace four transformers and switchgear	5,945,179
14	Supervisory Control and Data Acquisition and MAS radio installation - various areas	3,270,246
15	FSSEP Fossil Station Separation	4,548,932
16	Davis Creek TSS 86 - install third 300MVA, 345-138KV auto transformer	1,896,522
17	Bulk Power transformer spares	2,633,728
18	Overhead Lines 15507 and 15509 - reconductor	4,098,902
19	SWAT bulk power equipment replacement	2,076,820
20	Burnham - Taylor - install second 345KV underground cable and overhead conductor	1,451,540
21	New 138KV line to supply St. Charles and Batavia	1,104,334
22	State TSS 126 - install new substation and related equipment	23,656,606
23	Crosby TSS 82 - install two underground transmission lines	18,143,319
24	West Loop TSS on Goose Island - install ring BUS	7,813,922
25	TSS 982 Rockford II Energy Center - 138KV breaker upgrade	1,304,098
26		
27	Other Projects	15,305,695
28		
29	Distribution Plant	
30	Major Projects:	
31	Joint pole project adjustment	4,022,884
32	AMR pilot capital	1,273,757
33	Lakeview to Diversey load relief - install six 12KV lines	2,015,469
34	OC Cor of 2002 cable and fault charges	1,629,224
35	Wacker Drive and bridge construction - new business	1,176,341
36	One North Halsted - install four new feeders at Quarry TDC 840	1,463,004
37	Schaumburg Project - overhead to underground relocation	1,039,311
38	Division 4/12 MVA conversions	1,239,443
39	Devon - street improvements	1,337,798
40	2 Lincoln Centre - WFR collector for allocation	1,161,368
41	Clinton TDC - acquire site	3,007,849
42	RsvRPS DC/SS/ESS/NC/C - equipment replacements	5,414,211
43	TOTAL	402,700,777

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Commonwealth Edison Company	(1) [X] An Original (2) [ ] A Resubmission	03/27/2003	Dec. 31, 2002

CONSTRUCTION WORK IN PROGRESS - - ELECTRIC (Account 107)

1. Report below descriptions and balances at end of year of projects in process of construction (107)
2. Show items relating to "research, development, and demonstration" projects last, under a caption Research, Development, and Demonstrating (see Account 107 of the Uniform System of Accounts)
3. Minor projects (5% of the Balance End of the Year for Account 107 or $100,000, whichever is less) may be grouped.

Line No.	Description of Project (a)	Construction work in progress - Electric (Account 107) (b)
1	Distribution Plant (continued)	
2	Major Projects (continued)	
3	Chicago - services and meter installation	4,701,992
4	New business - distribution lines	3,770,535
5	Streator TSS 61 - relocate 345KV lines	1,891,315
6	Electric Junction TSS 111 - replace 34KV BUS	1,354,754
7	Orland TDC 470 - install two 40MVA, 138-12.5KV transformers	1,011,128
8	Dearborn TSS 87 - building addition	1,543,856
9	State TSS 126 - install new substation and related equipment	8,095,271
10	Motorola Deer Park - install three new feeders	1,938,824
11	Schaumburg Road - overhead relocation	2,015,116
12	ESS J-332 - install new 138-13.2KV ESS and associated equipment	2,476,620
13	2002 cable replacement program	2,324,402
14	2002 circuit improvement program	1,808,641
15	2002 reliability emergency work	1,924,828
16		
17	Other Projects	44,559,144
18		
19	General Plant	
20	Major Projects:	
21	New card access system	3,059,709
22	PowerTools - architecture development	2,339,874
23	Three year strategic relocation	1,860,011
24	2 Lincoln Centre - accumulate tenant improvement costs	2,051,974
25	E-Customer Project - integrate ComEd website with CIMS	1,330,646
26	Customer Information Management System Project	1,457,429
27	Install SCADA System - various locations	105,307,486
28	Miscellaneous computer systems - electronic data processing equipment	1,527,458
29	900 MHZ radio system	1,704,227
30	Facilities management alliance projects	11,820,984
31	Install fiber optic steel ring	3,160,644
32	Mobile data project - capital equipment	9,952,513
33	CED - personal computer refresh	2,005,098
34	EMS/SCADA replacement	10,412,587
35	Itron primer upgrade	6,104,765
36	Information Technology - miscellaneous projects	1,665,676
37	Develop PowerPath system	2,152,963
38	Call Center - Information Technology enhancements	1,676,195
39		
40	Other Projects	15,014,548
41		
42	Research, development and demonstration projects	
43	TOTAL	402,700,777

Name of Respondent Commonwealth Edison Company	This Report is: (1) X An Original (2) _ A Resubmission	Date of Report (Mo, Da, Yr) 03/27/2003	Year of Report Dec 31, 2002

FOOTNOTE DATA

Schedule Page: 216 Line No.: 6 Column: b

Projects under $1 million are grouped as "Other Projects".

Schedule Page: 216 Line No.: 27 Column: b

See note on Page 216, Line 6, Column (b).

Schedule Page: 216.1 Line No.: 17 Column: b

See note on Page 216, Line 6, Column (b).

Schedule Page: 216.1 Line No.: 40 Column: b

See note on Page 216, Line 6, Column (b).

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Commonwealth Edison Company	(1) [X] An Original (2) [ ] A Resubmission	03/27/2003	Dec. 31, 2002

ACCUMULATED PROVISION FOR DEPRECIATION OF ELECTRIC UTILITY PLANT (Account 108)

1. Explain in a footnote any important adjustments during year.
2. Explain in a footnote any difference between the amount for book cost of plant retired, Line 11, column (c), and that reported for electric plant in service, pages 204-207, column 9d), excluding retirements of non-depreciable property.
3. The provisions of Account 108 in the Uniform System of accounts require that retirements of depreciable plant be recorded when such plant is removed from service. If the respondent has a significant amount of plant retired at year end which has not been recorded and/or classified to the various reserve functional classifications, make preliminary closing entries to tentatively functionalize the book cost of the plant retired. In addition, include all costs included in retirement work in progress at year end in the appropriate functional classifications.
4. Show separately interest credits under a sinking fund or similar method of depreciation accounting.

Section A. Balances and Changes During Year

Line No.	Item (a)	Total (c+d+e) (b)	Electric Plant in Service (c)	Electric Plant Held for Future Use (d)	Electric Plant Leased to Others (e)
1	Balance Beginning of Year	4,868,141,575	4,868,141,575		
2	Depreciation Provisions for Year, Charged to				
3	(403) Depreciation Expense	333,348,064	333,348,064		
4	(413) Exp. of Elec. Plt. Leas. to Others				
5	Transportation Expenses-Clearing	12,379,128	12,379,128		
6	Other Clearing Accounts				
7	Other Accounts (Specify, details in footnote):				
8					
9	TOTAL Deprec. Prov for Year (Enter Total of lines 3 thru 8)	345,727,192	345,727,192		
10	Net Charges for Plant Retired:				
11	Book Cost of Plant Retired	81,905,761	81,905,761		
12	Cost of Removal	38,607,282	38,607,282		
13	Salvage (Credit)	4,178,655	4,178,655		
14	TOTAL Net Chrgs. for Plant Ret. (Enter Total of lines 11 thru 13)	116,334,388	116,334,388		
15	Other Debit or Cr. Items (Describe, details in footnote):				
16	(See Notes)	-4,921,146	-4,921,146		
17	Balance End of Year (Enter Totals of lines 1, 9, 14, 15, and 16)	5,092,613,233	5,092,613,233		
	Section B. Balances at End of Year According to Functional Classification				
18	Steam Production				
19	Nuclear Production				
20	Hydraulic Production-Conventional				
21	Hydraulic Production-Pumped Storage				
22	Other Production				
23	Transmission	706,275,161	706,275,161		
24	Distribution	4,095,677,864	4,095,677,864		
25	General	290,660,208	290,660,208		
26	TOTAL (Enter Total of lines 18 thru 25)	5,092,613,233	5,092,613,233		

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Commonwealth Edison Company	(1) X An Original (2) _ A Resubmission	03/27/2003	Dec 31, 2002

FOOTNOTE DATA

Schedule Page: 219 Line No.: 16 Column: c

Consists of the following adjustments:

Reimbursement for Highway Relocation (Salvage)	$(3,590,585)
Transfers of reserve associated with plant asset transfers	$(1,330,561)
Total	$(4,921,146)

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Commonwealth Edison Company	(1) [X] An Original (2) [ ] A Resubmission	03/27/2003	Dec. 31, 2002

DEPRECIATION AND AMORTIZATION OF ELECTRIC PLANT (Account 403, 404, 405)
(Except amortization of aquisition adjustments)

1. Report in Section A for the year the amounts for: (a) Depreciation Expense (Account 403); (b) Amortization of Limited-Term Electric Plant (Account 404); and (c) Amortization of Other Electric Plant (Account 405).
2. Report in Section 8 the rates used to compute amortization charges for electric plant (Accounts 404 and 405). State the basis used to compute charges and whether any changes have been made in the basis or rates used from the preceding report year.
3. Report all available information called for in Section C every fifth year beginning with report year 1971, reporting annually only changes to columns (c) through (g) from the complete report of the preceding year.
Unless composite depreciation accounting for total depreciable plant is followed, list numerically in column (a) each plant subaccount, account or functional classification, as appropriate, to which a rate is applied. Identify at the bottom of Section C the type of plant included in any sub-account used.
In column (b) report all depreciable plant balances to which rates are applied showing subtotals by functional Classifications and showing composite total. Indicate at the bottom of section C the manner in which column balances are obtained. If average balances, state the method of averaging used.
For columns (c), (d), and (e) report available information for each plant subaccount, account or functional classification Listed in column (a). If plant mortality studies are prepared to assist in estimating average service Lives, show in column (f) the type mortality curve selected as most appropriate for the account and in column (g), if available, the weighted average remaining life of surviving plant. If composite depreciation accounting is used, report available information called for in columns (b) through (g) on this basis.
4. If provisions for depreciation were made during the year in addition to depreciation provided by application of reported rates, state at the bottom of section C the amounts and nature of the provisions and the plant items to which related.

A. Summary of Depreciation and Amortization Charges

Line No.	Functional Classification (a)	Depreciation Expense (Account 403) (b)	Amortization of Limited Term Electric Plant (Acc 404) (c)	Amortization of Other Electric Plant (Acc 405) (d)	Total (e)
1	Intangible Plant		22,538,333		22,538,333
2	Steam Production Plant				
3	Nuclear Production Plant				
4	Hydraulic Production Plant-Conventional				
5	Hydraulic Production Plant-Pumped Storage				
6	Other Production Plant				
7	Transmission Plant	36,606,226	8,939		36,615,165
8	Distribution Plant	253,936,572			253,936,572
9	General Plant	42,805,266	3,271,747		46,077,013
10	Common Plant-Electric				
11	TOTAL	333,348,064	25,819,019		359,167,083

B. Basis for Amortization Charges

The amortization charges shown in Column (c), Line 1 - Intangible Plant represent the amortization of the development costs of the Customer Information and Marketing System (CIMS), CEGIS Design Tool System, Mobile Data System, Passport D System and the PowerPath System. FERC approved an amortization period for CIMS of 15 years. The CEGIS Design Tool System, the Mobile Data System and the Passport D System all have lives of 9 years. The PowerPath System has a life of 5 years.

The amortization charges shown in Column (c), Line 7 - Transmission Plant represent amortization of costs for three Transmission Right-of-Way Easements based on the periods covered by the Easements. No change was made in the basis or rates from the preceding year.

The amortization charges shown in Column (c), Line 9 - General Plant represent the amortization of ten leasehold improvements over the life of the respective leases.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Commonwealth Edison Company	(1) [X] An Original (2) [ ] A Resubmission	03/27/2003	Dec. 31, 2002

DEPRECIATION AND AMORTIZATION OF ELECTRIC PLANT (Continued)

C. Factors Used in Estimating Depreciation Charges

Line No.	Account No. (a)	Depreciable Plant Base (In Thousands) (b)	Estimated Avg. Service Life (c)	Net Salvage (Percent) (d)	Applied Depr. rates (Percent) (e)	Mortality Curve Type (f)	Average Remaining Life (g)
12							
13	Transportation						
14	Rolling Stock	186,385					
15							
16	All Other Equipment						
17	(Including Easements)						
18							
19	Transmission	1,767,878			1.75		
20	Distribution -						
21	Excl HVD,Transf&Meters	6,024,764			2.44		
22	Line Transformers	850,928			[illegible]		
23	Meters	291,283			[illegible]		
24	High Voltage	1,491,429			2.02		
25							
26	General Plant -						
27	Structures, Improvmnts	227,526			1.38		
28	Communications Equip	388,323			5.18		
29	Computer Equipment	85,032			20.00		
30	Furniture Equipment						
31	and Office Machines	47,892			10.00		
32	Laboratory and						
33	Miscellaneous Equip	14,681			6.67		
34	Stores and Power						
35	Operated Equipment	9,010			5.00		
36	Tools, Shop and Garage						
37	Equipment and Other						
38	Tangible Property	84,174			4.00		
39							
40							
41							
42	General Notes						
43							
44							
45							
46							
47							
48							
49							
50							

Schedule Page: 336 Line No.: 12 Column: b

This note pertains to all plant accounts in Column (a), excluding transportation-rolling stock.

Depreciation is computed monthly by taking the monthly depreciation rate times the average depreciable plant-in-service balances at the beginning and end of each month. The amounts shown in Column (b) are the annual average depreciable plant-in-service balances computed by dividing the sum of the monthly average plant-in-service balances for the year by twelve.

Schedule Page: 336 Line No.: 12 Column: e

The following note pertains to all rates in Column (e):

Revised depreciation rates were filed with the Illinois Commerce Commission on July 31, 2002, effective July 1, 2002. The previous depreciation rates for transmission, distribution-excluding HVD, transformers & meters, distribution high voltage and general plant were, 2.40%, 3.60%, 2.40% and 4.60%, respectively.
The annual depreciation rates include provisions for estimated removal costs, net of salvage.

Schedule Page: 336 Line No.: 14 Column: e

Individual depreciation rates are determined for each class of transportation equipment and depreciation provisions are charged to the respective transportation clearing accounts.

Schedule Page: 336 Line No.: 22 Column: e

On July 23, 2001, the FERC approved ComEd's request to adopt vintage year accounting for electric distribution plant Accounts 368 - line transformers and Account 370 - meters, such change was allowed under Accounting Release Number AR-15 that was issued by the Federal Energy Regulatory Commission effective January 1, 1997.

Schedule Page: 336 Line No.: 23 Column: e

See preceding note.

Schedule Page: 336 Line No.: 26 Column: e

This note applies to all general plant accounts in Column (a), excluding structures/improvements and communications equipment.

The method for accrual of depreciation costs for general plant assets, excluding structures/improvements and communications equipment was changed in the year 2000 from group depreciation to amortization over a fixed life. Such change was allowed under Accounting Release Number AR-15 that was issued by the Federal Energy Regulatory Commission effective January 1, 1997.

Schedule Page: 336 Line No.: 42 Column: a

General Notes for Page 337:

The company provides depreciation on a straight-line basis by amortizing the cost of depreciable electric plant-in-service over estimated service lives for each class of plant.

Provisions for depreciation for transmission, distribution-excluding HVD, transformers & meters and distribution high voltage include a reduction of $2,596,878, $1,363,635 and $2,891,552, respectively, related to estimated unrecorded retirements of certain plant-in-service. The depreciable plant base on Page 337 - Column (b) also includes a reduction for the such estimated retirements for the plant accounts specified above. The annual depreciation rate used as of July 1, 2002 in computing depreciation provisions for transmission, distribution-excluding HVD, transformers & meters and distribution high voltage plant, including estimated unrecorded retirements, was 1.75%, 2.44% and 2.02%, respectively. The annual depreciation rate used January 1, 2002 through June 30, 2002 in

Name of Respondent Commonwealth Edison Company	This Report is: (1) X An Original (2) _ A Resubmission	Date of Report (Mo, Da, Yr) 03/27/2003	Year of Report Dec 31, 2002

FOOTNOTE DATA

computing depreciation provisions for transmission, distribution-excluding HVD, transformers & meters and distribution high voltage plant, including estimated unrecorded retirements, was 2.40%, 3.60% and 2.40%, respectively.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Commonwealth Edison Company of Indiana, Inc.	(1) [X] An Original (2) [ ] A Resubmission	03/27/2003	Dec. 31, 2002

SUMMARY OF UTILITY PLANT AND ACCUMULATED PROVISIONS FOR DEPRECIATION. AMORTIZATION AND DEPLETION

Line No.	Classification (a)	Total (b)	Electric (c)
1	Utility Plant		
2	In Service		
3	Plant in Service (Classified)	18,814,307	18,814,3
4	Property Under Capital Leases		
5	Plant Purchased or Sold		
6	Completed Construction not Classified	4,050,777	4,050,77
7	Experimental Plant Unclassified		
8	Total (3 thru 7)	22,865,084	22,865,08
9	Leased to Others		
10	Held for Future Use		
11	Construction Work in Progress	926,756	926,75
12	Acquisition Adjustments		
13	Total Utility Plant (8 thru 12)	23,791,840	23,791,84
14	Accum Prov for Depr, Amort, & Depl	20,465,435	20,465,43
15	Net Utility Plant (13 less 14)	3,326,405	3,326,40
16	Detail of Accum Prov for Depr, Amort & Depl		
17	In Service:		
18	Depreciation	20,465,435	20,465,435
19	Amort & Depl of Producing Nat Gas Land/Land Right		
20	Amort of Underground Storage Land/Land Rights		
21	Amort of Other Utility Plant		
22	Total In Service (18 thru 21)	20,465,435	20,465,435
23	Leased to Others		
24	Depreciation		
25	Amortization and Depletion		
26	Total Leased to Others (24 & 25)		
27	Held for Future Use		
28	Depreciation		
29	Amortization		
30	Total Held for Future Use (28 & 29)		
31	Abandonment of Leases (Natural Gas)		
32	Amort of Plant Acquisition Adj		
33	Total Accum Prov (equals 14) (22,26,30,31,32)	20,465,435	20,465,435

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Commonwealth Edison Company of Indiana, Inc.	(1) [X] An Original (2) [ ] A Resubmission	03/27/2003	Dec. 31, 2002

SUMMARY OF UTILITY PLANT AND ACCUMULATED PROVISIONS FOR DEPRECIATION. AMORTIZATION AND DEPLETION

Gas (d)	Other (Specify) (e)	Other (Specify) (f)	Other (Specify) (g)	Common (h)	Line No.
					24
					25
					26
					27
					28
					29
					30
					31
					32
					33

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Commonwealth Edison Company of Indiana, Inc.	(1) [X] An Original (2) [ ] A Resubmission	03/27/2003	Dec. 31, 2002

ELECTRIC PLANT IN SERVICE (Account 101, 102, 103 and 106)

1. Report below the original cost of electric plant in service according to the prescribed accounts.
2. In addition to Account 101, Electric Plant in Service (Classified), this page and the next include Account 102, Electric Plant Purchased or Sold; Account 103, Experimental Electric Plant Unclassified; and Account 106, Completed Construction Not Classified-Electric.
3. Include in column (c) or (d), as appropriate, corrections of additions and retirements for the current or preceding year.
4. Enclose in parentheses credit adjustments of plant accounts to indicate the negative effect of such accounts.
5. Classify Account 106 according to prescribed accounts, on an estimated basis if necessary, and include the entries in column (c). Also to be inclu in column (c) are entries for reversals of tentative distributions of prior year reported in column (b). Likewise, if the respondent has a significant amou of plant retirements which have not been classified to primary accounts at the end of the year, include in column (d) a tentative distribution of such retirements, on an estimated basis, with appropriate contra entry to the account for accumulated depreciation provision. Include also in column (d) reversals of tentative distributions of prior year of unclassified retirements. Show in a footnote the account distributions of these tentative classificatior in columns (c) and (d), including the reversals of the prior years tentative account distributions of these amounts. Careful observance of the above

Line No.	Account (a)	Balance Beginning of Year (b)	Additions (c)
1	1. INTANGIBLE PLANT		
2	(301) Organization	16,483	
3	(302) Franchises and Consents		
4	(303) Miscellaneous Intangible Plant		
5	TOTAL Intangible Plant (Enter Total of lines 2, 3, and 4)	16,483	
6	2. PRODUCTION PLANT		
7	A. Steam Production Plant		
8	(310) Land and Land Rights		
9	(311) Structures and Improvements		
10	(312) Boiler Plant Equipment		
11	(313) Engines and Engine-Driven Generators		
12	(314) Turbogenerator Units		
13	(315) Accessory Electric Equipment		
14	(316) Misc. Power Plant Equipment		
15	TOTAL Steam Production Plant (Enter Total of lines 8 thru 14)		
16	B. Nuclear Production Plant		
17	(320) Land and Land Rights		
18	(321) Structures and Improvements		
19	(322) Reactor Plant Equipment		
20	(323) Turbogenerator Units		
21	(324) Accessory Electric Equipment		
22	(325) Misc. Power Plant Equipment		
23	TOTAL Nuclear Production Plant (Enter Total of lines 17 thru 22)		
24	C. Hydraulic Production Plant		
25	(330) Land and Land Rights		
26	(331) Structures and Improvements		
27	(332) Reservoirs, Dams, and Waterways		
28	(333) Water Wheels, Turbines, and Generators		
29	(334) Accessory Electric Equipment		
30	(335) Misc. Power PLant Equipment		
31	(336) Roads, Railroads, and Bridges		
32	TOTAL Hydraulic Production Plant (Enter Total of lines 25 thru 31)		
33	D. Other Production Plant		
34	(340) Land and Land Rights		
35	(341) Structures and Improvements		
36	(342) Fuel Holders, Products, and Accessories		
37	(343) Prime Movers		
38	(344) Generators		
39	(345) Accessory Electric Equipment		

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Commonwealth Edison Company of Indiana, Inc.	(1) [X] An Original (2) [ ] A Resubmission	03/27/2003	Dec. 31, 2002

ELECTRIC PLANT IN SERVICE (Account 101, 102, 103 and 106) (Continued)

instructions and the texts of Accounts 101 and 106 will avoid serious omissions of the reported amount of respondent's plant actually in service at end of year.

6. Show in column (f) reclassifications or transfers within utility plant accounts. Include also in column (f) the additions or reductions of primary account classifications arising from distribution of amounts initially recorded in Account 102, include in column (e) the amounts with respect to accumulated provision for depreciation, acquisition adjustments, etc., and show in column (f) only the offset to the debits or credits distributed in column (f) to primary account classifications.

7. For Account 399, state the nature and use of plant included in this account and if substantial in amount submit a supplementary statement showing subaccount classification of such plant conforming to the requirement of these pages.

8. For each amount comprising the reported balance and changes in Account 102, state the property purchased or sold, name of vendor or purchase, and date of transaction. If proposed journal entries have been filed with the Commission as required by the Uniform System of Accounts, give also date of such filing.

Retirements (d)	Adjustments (e)	Transfers (f)	Balance at End of Year (g)		Line No.
			16,483		
			16,483		
					10
					11
					12
					13
					14
					15
					16
					17
					18
					19
					20
					21
					22
					23
					24
					25
					26
					27
					28
					29
					30
					31
					32
					33
					34
					35
					36
					37
					38
					39

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Commonwealth Edison Company of Indiana, Inc.	(1) [X] An Original (2) [ ] A Resubmission	03/27/2003	Dec. 31, 2002

ELECTRIC PLANT IN SERVICE (Account 101, 102, 103 and 106) (Continued)

Line No.	Account (a)	Balance Beginning of Year (b)	Additions (c)
40	(346) Misc. Power Plant Equipment		
41	TOTAL Other Prod. Plant (Enter Total of lines 34 thru 40)		
42	TOTAL Prod. Plant (Enter Total of lines 15, 23, 32, and 41)		
43	3. TRANSMISSION PLANT		
44	(350) Land and Land Rights	833,872	
45	(352) Structures and Improvements	1,330,725	
46	(353) Station Equipment	12,753,438	
47	(354) Towers and Fixtures	4,579,445	
48	(355) Poles and Fixtures	614,645	
49	(356) Overhead Conductors and Devices	1,389,689	
50	(357) Underground Conduit	382,350	
51	(358) Underground Conductors and Devices	370,475	
52	(359) Roads and Trails		
53	TOTAL Transmission Plant (Enter Total of lines 44 thru 52)	22,254,639	
54	4. DISTRIBUTION PLANT		
55	(360) Land and Land Rights		
56	(361) Structures and Improvements		
57	(362) Station Equipment		
58	(363) Storage Battery Equipment		
59	(364) Poles, Towers, and Fixtures		
60	(365) Overhead Conductors and Devices		
61	(366) Underground Conduit		
62	(367) Underground Conductors and Devices		
63	(368) Line Transformers		
64	(369) Services		
65	(370) Meters		
66	(371) Installations on Customer Premises		
67	(372) Leased Property on Customer Premises		
68	(373) Street Lighting and Signal Systems		
69	TOTAL Distribution Plant (Enter Total of lines 55 thru 68)		
70	5. GENERAL PLANT		
71	(389) Land and Land Rights		
72	(390) Structures and Improvements		
73	(391) Office Furniture and Equipment		
74	(392) Transportation Equipment		
75	(393) Stores Equipment		
76	(394) Tools, Shop and Garage Equipment		
77	(395) Laboratory Equipment		
78	(396) Power Operated Equipment		
79	(397) Communication Equipment	593,962	
80	(398) Miscellaneous Equipment		
81	SUBTOTAL (Enter Total of lines 71 thru 80)	593,962	
82	(399) Other Tangible Property		
83	TOTAL General Plant (Enter Total of lines 81 and 82)	593,962	
84	TOTAL (Accounts 101 and 106)	22,865,084	
85	(102) Electric Plant Purchased (See Instr. 8)		
86	(Less) (102) Electric Plant Sold (See Instr. 8)		
87	(103) Experimental Plant Unclassified		
88	TOTAL Electric Plant in Service (Enter Total of lines 84 thru 87)	22,865,084	

Name of Respondent Commonwealth Edison Company of Indiana, Inc.	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) 03/27/2003	Year of Report Dec. 31, 2002

ELECTRIC PLANT IN SERVICE (Account 101, 102, 103 and 106) (Continued)

Retirements (d)	Adjustments (e)	Transfers (f)	Balance at End of Year (g)	Line No.
			833,872	
			1,330,725	
			12,753,438	
			4,579,445	
			614,645	
			1,389,689	
			382,350	
			370,475	
			22,254,639	
				60
				61
				62
				63
				64
				65
				66
				67
				68
				69
				70
				71
				72
				73
				74
				75
				76
				77
				78
			593,962	79
				80
			593,962	81
				82
			593,962	83
			22,865,084	84
				85
				86
				87
			22,865,084	88

Schedule Page: 204 Line No.: 88 Column: c

Account distribution of tentative classifications of additions and retirements:

Account	Additions		Retirements	
	Beginning of Year	End of Year	Beginning of Year	End of Year
350	$ (8,281)	$ -	$ -	$ -
352	733,095	-	-	-
353	786,462	-	-	-
354	2,451,550	-	24,512	-
356	-	-	32,265	-
357	83,998	-	-	-
397	3,953	-	-	-
	$ 4,050,777	$ -	$ 56,777	$ -

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Commonwealth Edison Company of Indiana, Inc.	(1) [X] An Original (2) [ ] A Resubmission	03/27/2003	Dec. 31, 2002

CONSTRUCTION WORK IN PROGRESS - - ELECTRIC (Account 107)

1. Report below descriptions and balances at end of year of projects in process of construction (107)
2. Show items relating to "research, development, and demonstration" projects last, under a caption Research, Development, and Demonstrating (see Account 107 of the Uniform System of Accounts)
3. Minor projects (5% of the Balance End of the Year for Account 107 or $100,000, whichever is less) may be grouped.

Line No.	Description of Project (a)	Construction work in progress Electric (Account 107) (b)
1	Projects -	
2	Install Fiber Optic Cable	102,789
3	Station 7 - Equipment Monitor L0702, 0705	320,835
4	L0721 Line Relay and Carrier	159,159
5	Install Audiotone Equipment	296,954
6		
7		
8		
9	Minor Projects	47,019
10		
11		
12		
13		
14		
15		
16		
17		
18		
19		
20		
21		
22		
23		
24		
25		
26		
27		
28		
29		
30		
31		
32		
33		
34		
35		
36		
37		
38		
39		
40		
41		
42		
43	TOTAL	926,756

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Commonwealth Edison Company of Indiana, Inc.	(1) [X] An Original (2) [ ] A Resubmission	03/27/2003	Dec. 31, 2002

ACCUMULATED PROVISION FOR DEPRECIATION OF ELECTRIC UTILITY PLANT (Account 108)

1. Explain in a footnote any important adjustments during year.
2. Explain in a footnote any difference between the amount for book cost of plant retired, Line 11, column (c), and that reported for electric plant in service, pages 204-207, column 9d), excluding retirements of non-depreciable property.
3. The provisions of Account 108 in the Uniform System of accounts require that retirements of depreciable plant be recorded when such plant is removed from service. If the respondent has a significant amount of plant retired at year end which has not been recorde and/or classified to the various reserve functional classifications, make preliminary closing entries to tentatively functionalize the book cost of the plant retired. In addition, include all costs included in retirement work in progress at year end in the appropriate functional classifications.
4. Show separately interest credits under a sinking fund or similar method of depreciation accounting.

Line No.	Item (a)	Total (c+d+e) (b)	Electric Plant in Service (c)	Electric Plant Held for Future Use (d)	Electric Plant Leased to Others (e)
	Section A. Balances and Changes During Year				
1	Balance Beginning of Year	20,196,621	20,196,621		
2	Depreciation Provisions for Year, Charged to				
3	(403) Depreciation Expense	273,417	273,417		
4	(413) Exp. of Elec. Plt. Leas. to Others				
5	Transportation Expenses-Clearing				
6	Other Clearing Accounts				
7	Other Accounts (Specify, details in footnote):				
8					
9	TOTAL Deprec. Prov for Year (Enter Total of lines 3 thru 8)	273,417	273,417		
10	Net Charges for Plant Retired:				
11	Book Cost of Plant Retired				
12	Cost of Removal	4,603	4,603		
13	Salvage (Credit)				
14	TOTAL Net Chrgs. for Plant Ret. (Enter Total of lines 11 thru 13)	4,603	4,603		
15	Other Debit or Cr. Items (Describe, details in footnote):				
16					
17	Balance End of Year (Enter Totals of lines 1, 9, 14, 15, and 16)	20,465,435	20,465,435		
	Section B. Balances at End of Year According to Functional Classification				
18	Steam Production				
19	Nuclear Production				
20	Hydraulic Production-Conventional				
21	Hydraulic Production-Pumped Storage				
22	Other Production				
23	Transmission	20,248,109	20,248,109		
24	Distribution				
25	General	217,326	217,326		
26	TOTAL (Enter Total of lines 18 thru 25)	20,465,435	20,465,435		

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Commonwealth Edison Company of Indiana, Inc.	(1) [X] An Original (2) [ ] A Resubmission	03/27/2003	Dec. 31, 2002

DEPRECIATION AND AMORTIZATION OF ELECTRIC PLANT (Account 403, 404, 405)
(Except amortization of aquisition adjustments)

1. Report in Section A for the year the amounts for: (a) Depreciation Expense (Account 403); (b) Amortization of Limited-Term Electri Plant (Account 404); and (c) Amortization of Other Electric Plant (Account 405).
2. Report in Section 8 the rates used to compute amortization charges for electric plant (Accounts 404 and 405). State the basis usec to compute charges and whether any changes have been made in the basis or rates used from the preceding report year.
3. Report all available information called for in Section C every fifth year beginning with report year 1971, reporting annually only changes to columns (c) through (g) from the complete report of the preceding year.
Unless composite depreciation accounting for total depreciable plant is followed, list numerically in column (a) each plant subaccount, account or functional classification, as appropriate, to which a rate is applied. Identify at the bottom of Section C the type of plant included in any sub-account used.
In column (b) report all depreciable plant balances to which rates are applied showing subtotals by functional Classifications and showing composite total. Indicate at the bottom of section C the manner in which column balances are obtained. If average balances, state the method of averaging used.
For columns (c), (d), and (e) report available information for each plant subaccount, account or functional classification Listed in column (a). If plant mortality studies are prepared to assist in estimating average service Lives, show in column (f) the type mortality curve selected as most appropriate for the account and in column (g), if available, the weighted average remaining life of surviving plant. If composite depreciation accounting is used, report available information called for in columns (b) through (g) on this basis.
4. If provisions for depreciation were made during the year in addition to depreciation provided by application of reported rates, state at the bottom of section C the amounts and nature of the provisions and the plant items to which related.

A. Summary of Depreciation and Amortization Charges

Line No.	Functional Classification (a)	Depreciation Expense (Account 403) (b)	Amortization of Limited Term Electric Plant (Acc 404) (c)	Amortization of Other Electric Plant (Acc 405) (d)	Total (e)
1	Intangible Plant				
2	Steam Production Plant				
3	Nuclear Production Plant				
4	Hydraulic Production Plant-Conventional				
5	Hydraulic Production Plant-Pumped Storage				
6	Other Production Plant				
7	Transmission Plant	266,230			266,230
8	Distribution Plant				
9	General Plant	7,187			7,187
10	Common Plant-Electric				
11	TOTAL	273,417			273,417

B. Basis for Amortization Charges

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Commonwealth Edison Company of Indiana, Inc.	(1) [X] An Original (2) [ ] A Resubmission	03/27/2003	Dec. 31, 2002

DEPRECIATION AND AMORTIZATION OF ELECTRIC PLANT (Continued)

C. Factors Used in Estimating Depreciation Charges

Line No.	Account No. (a)	Depreciable Plant Base (In Thousands) (b)	Estimated Avg. Service Life (c)	Net Salvage (Percent) (d)	Applied Depr. rates (Percent) (e)	Mortality Curve Type (f)	Average Remaining Life (g)
12	345 KV Transmission						
13	Line Interconnection						
14	between Commonwealth						
15	Edison and Indiana						
16	Michigan Power						
17	Company						
18		2,857			1.21		
19							
20							
21							
22							
23							
24	All Other Electric						
25	Plant	19,740			1.21		
26							
27							
28	General Note						
29							
30							
31							
32							
33							
34							
35							
36							
37							
38							
39							
40							
41							
42							
43							
44							
45							
46							
47							
48							
49							
50							

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Rep
Commonwealth Edison Company of Indiana, Inc.	(1) X An Original (2) _ A Resubmission	03/27/2003	Dec 31, 20(

FOOTNOTE DATA

Schedule Page: 336 Line No.: 18 Column: b

Depreciation is computed monthly by using the monthly composite depreciation rate times the average depreciable plant-in-service balances at the beginning and end of each montl The amounts shown in Column (b) are the annual average depreciable plant-in-service balances computed by dividing the sum of the monthly average plant-in-service balances f the year by twelve.

Schedule Page: 336 Line No.: 28 Column: a

The company follows composite depreciation accounting for amortizing the cost of its electric plant-in-service over the estimated remaining service lives of such properties.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
PECO Energy Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2002

SUMMARY OF UTILITY PLANT AND ACCUMULATED PROVISIONS FOR DEPRECIATION. AMORTIZATION AND DEPLETION

Line No.	Classification (a)	Total (b)	Electric (c)
1	Utility Plant		
2	In Service		
3	Plant in Service (Classified)	5,957,259,136	4,268,087,501
4	Property Under Capital Leases		
5	Plant Purchased or Sold		
6	Completed Construction not Classified		
7	Experimental Plant Unclassified		
8	Total (3 thru 7)	5,957,259,136	4,268,087,501
9	Leased to Others		
10	Held for Future Use	1,837,016	1,820,607
11	Construction Work in Progress	125,107,013	50,435,050
12	Acquisition Adjustments		
13	Total Utility Plant (8 thru 12)	6,084,203,165	4,320,343,158
14	Accum Prov for Depr, Amort, & Depl	1,922,144,762	1,478,719,192
15	Net Utility Plant (13 less 14)	4,162,058,403	2,841,623,966
16	Detail of Accum Prov for Depr, Amort & Depl		
17	In Service:		
18	Depreciation	1,922,144,762	1,478,719,192
19	Amort & Depl of Producing Nat Gas Land/Land Right		
20	Amort of Underground Storage Land/Land Rights		
21	Amort of Other Utility Plant		
22	Total In Service (18 thru 21)	1,922,144,762	1,478,719,192
23	Leased to Others		
24	Depreciation		
25	Amortization and Depletion		
26	Total Leased to Others (24 & 25)		
27	Held for Future Use		
28	Depreciation		
29	Amortization		
30	Total Held for Future Use (28 & 29)		
31	Abandonment of Leases (Natural Gas)		
32	Amort of Plant Acquisition Adj		
33	Total Accum Prov (equals 14) (22,26,30,31,32)	1,922,144,762	1,478,719,192

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
PECO Energy Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2002

SUMMARY OF UTILITY PLANT AND ACCUMULATED PROVISIONS FOR DEPRECIATION. AMORTIZATION AND DEPLETION

Gas (d)	Other (Specify) (e)	Other (Specify) (f)	Other (Specify) (g)	Common (h)	Line No.
					1
					2
1,319,023,586				370,148,049	3
					4
					5
					6
					7
1,319,023,586				370,148,049	8
					9
2,259				14,150	10
20,857,470				53,814,493	11
					12
1,339,883,315				423,976,692	13
382,228,602				61,196,968	14
957,654,713				362,779,724	15
					16
					17
382,228,602				61,196,968	18
					19
					20
					21
382,228,602				61,196,968	22
					23
					24
					25
					26
					27
					28
					29
					30
					31
					32
382,228,602				61,196,968	33

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
PECO Energy Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec 31, 2002

ELECTRIC PLANT IN SERVICE (Account 101, 102, 103 and 106)

1. Report below the original cost of electric plant in service according to the prescribed accounts.
2. In addition to Account 101, Electric Plant in Service (Classified), this page and the next include Account 102, Electric Plant Purchased or Sold; Account 103, Experimental Electric Plant Unclassified; and Account 106, Completed Construction Not Classified-Electric.
3. Include in column (c) or (d), as appropriate, corrections of additions and retirements for the current or preceding year.
4. Enclose in parentheses credit adjustments of plant accounts to indicate the negative effect of such accounts.
5. Classify Account 106 according to prescribed accounts, on an estimated basis if necessary, and include the entries in column (c). Also to be included in column (c) are entries for reversals of tentative distributions of prior year reported in column (b). Likewise, if the respondent has a significant amount of plant retirements which have not been classified to primary accounts at the end of the year, include in column (d) a tentative distribution of such retirements, on an estimated basis, with appropriate contra entry to the account for accumulated depreciation provision. Include also in column (d) reversals of tentative distributions of prior year of unclassified retirements. Show in a footnote the account distributions of these tentative classifications in columns (c) and (d), including the reversals of the prior years tentative account distributions of these amounts. Careful observance of the above

Line No.	Account (a)	Balance Beginning of Year (b)	Additions (c)
1	1. INTANGIBLE PLANT		
2	(301) Organization		
3	(302) Franchises and Consents	162,934	
4	(303) Miscellaneous Intangible Plant		
5	TOTAL Intangible Plant (Enter Total of lines 2, 3, and 4)	162,934	
6	2. PRODUCTION PLANT		
7	A. Steam Production Plant		
8	(310) Land and Land Rights		
9	(311) Structures and Improvements		
10	(312) Boiler Plant Equipment		
11	(313) Engines and Engine-Driven Generators		
12	(314) Turbogenerator Units		
13	(315) Accessory Electric Equipment		
14	(316) Misc. Power Plant Equipment		
15	TOTAL Steam Production Plant (Enter Total of lines 8 thru 14)		
16	B. Nuclear Production Plant		
17	(320) Land and Land Rights		
18	(321) Structures and Improvements		
19	(322) Reactor Plant Equipment		
20	(323) Turbogenerator Units		
21	(324) Accessory Electric Equipment		
22	(325) Misc. Power Plant Equipment		
23	TOTAL Nuclear Production Plant (Enter Total of lines 17 thru 22)		
24	C. Hydraulic Production Plant		
25	(330) Land and Land Rights		
26	(331) Structures and Improvements		
27	(332) Reservoirs, Dams, and Waterways		
28	(333) Water Wheels, Turbines, and Generators		
29	(334) Accessory Electric Equipment		
30	(335) Misc. Power Plant Equipment		
31	(336) Roads, Railroads, and Bridges		
32	TOTAL Hydraulic Production Plant (Enter Total of lines 25 thru 31)		
33	D. Other Production Plant		
34	(340) Land and Land Rights		
35	(341) Structures and Improvements		
36	(342) Fuel Holders, Products, and Accessories		
37	(343) Prime Movers		
38	(344) Generators		
39	(345) Accessory Electric Equipment		

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
PECO Energy Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2002

ELECTRIC PLANT IN SERVICE (Account 101, 102, 103 and 106) (Continued)

instructions and the texts of Accounts 101 and 106 will avoid serious omissions of the reported amount of respondent's plant actually in service at end of year.

6. Show in column (f) reclassifications or transfers within utility plant accounts. Include also in column (f) the additions or reductions of primary account classifications arising from distribution of amounts initially recorded in Account 102, include in column (e) the amounts with respect to accumulated provision for depreciation, acquisition adjustments, etc., and show in column (f) only the offset to the debits or credits distributed in column (f) to primary account classifications.

7. For Account 399, state the nature and use of plant included in this account and if substantial in amount submit a supplementary statement showing subaccount classification of such plant conforming to the requirement of these pages.

8. For each amount comprising the reported balance and changes in Account 102, state the property purchased or sold, name of vendor or purchase, and date of transaction. If proposed journal entries have been filed with the Commission as required by the Uniform System of Accounts, give also date of such filing.

Retirements (d)	Adjustments (e)	Transfers (f)	Balance at End of Year (g)		Line No.
					1
					2
			162,934		3
					4
			162,934		5
					6
					7
					8
					9
					10
					11
					12
					13
					14
					15
					16
					17
					18
					19
					20
					21
					22
					23
					24
					25
					26
					27
					28
					29
					30
					31
					32
					33
					34
					35
					36
					37
					38
					39

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
PECO Energy Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2002

ELECTRIC PLANT IN SERVICE (Account 101, 102, 103 and 106) (Continued)

Line No.	Account (a)	Balance Beginning of Year (b)	Additions (c)
40	(346) Misc. Power Plant Equipment		
41	TOTAL Other Prod. Plant (Enter Total of lines 34 thru 40)		
42	TOTAL Prod. Plant (Enter Total of lines 15, 23, 32, and 41)		
43	3. TRANSMISSION PLANT		
44	(350) Land and Land Rights	61,171,897	
45	(352) Structures and Improvements	21,642,377	685,658
46	(353) Station Equipment	308,784,164	15,242,908
47	(354) Towers and Fixtures	239,361,770	701,591
48	(355) Poles and Fixtures	5,833,892	10,228
49	(356) Overhead Conductors and Devices	125,111,978	547,214
50	(357) Underground Conduit	6,389,453	6,137
51	(358) Underground Conductors and Devices	76,559,414	58,840
52	(359) Roads and Trails	2,054,612	
53	TOTAL Transmission Plant (Enter Total of lines 44 thru 52)	846,909,657	17,252,576
54	4. DISTRIBUTION PLANT		
55	(360) Land and Land Rights	36,253,235	422,914
56	(361) Structures and Improvements	40,814,767	386,554
57	(362) Station Equipment	584,168,181	9,715,923
58	(363) Storage Battery Equipment		
59	(364) Poles, Towers, and Fixtures	423,773,297	29,015,574
60	(365) Overhead Conductors and Devices	523,801,973	24,046,328
61	(366) Underground Conduit	231,989,869	6,991,363
62	(367) Underground Conductors and Devices	524,377,755	23,394,067
63	(368) Line Transformers	343,888,515	13,239,435
64	(369) Services	272,476,802	14,886,427
65	(370) Meters	194,864,231	11,507,127
66	(371) Installations on Customer Premises	1,030,123	
67	(372) Leased Property on Customer Premises		
68	(373) Street Lighting and Signal Systems	47,302,642	707,323
69	TOTAL Distribution Plant (Enter Total of lines 55 thru 68)	3,224,741,390	134,313,035
70	5. GENERAL PLANT		
71	(389) Land and Land Rights	1,607,968	
72	(390) Structures and Improvements	20,761,568	423,328
73	(391) Office Furniture and Equipment	6,772,046	245,795
74	(392) Transportation Equipment		
75	(393) Stores Equipment	896,382	
76	(394) Tools, Shop and Garage Equipment	9,659,108	889,361
77	(395) Laboratory Equipment	300,889	
78	(396) Power Operated Equipment		
79	(397) Communication Equipment	10,597,244	1,159,560
80	(398) Miscellaneous Equipment	2,800,563	382,607
81	SUBTOTAL (Enter Total of lines 71 thru 80)	53,395,768	3,100,651
82	(399) Other Tangible Property		
83	TOTAL General Plant (Enter Total of lines 81 and 82)	53,395,768	3,100,651
84	TOTAL (Accounts 101 and 106)	4,125,209,749	154,666,262
85	(102) Electric Plant Purchased (See Instr. 8)		
86	(Less) (102) Electric Plant Sold (See Instr. 8)		
87	(103) Experimental Plant Unclassified		
88	TOTAL Electric Plant in Service (Enter Total of lines 84 thru 87)	4,125,209,749	154,666,262

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
PECO Energy Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2002

ELECTRIC PLANT IN SERVICE (Account 101, 102, 103 and 106) (Continued)

Retirements (d)	Adjustments (e)	Transfers (f)	Balance at End of Year (g)		Line No.
					40
					41
					42
					43
503,996			60,668,001		44
842			22,327,193		45
326,968	-4,025,000		319,675,104		46
			240,063,361		47
			5,844,120		48
2,137	-100,305		125,556,750		49
			6,395,590		50
	-53,000		76,565,254		51
			2,054,812		52
833,943	-4,178,305		859,149,985		53
					54
103,887			36,572,282		55
64,979			41,136,342		56
643,236	1,419,158		594,660,026		57
					58
1,449,225			451,339,646		59
1,217,784			546,630,517		60
241,917			238,739,315		61
3,835,114			543,936,708		62
			357,127,950		63
361,668			287,001,561		64
			206,371,358		65
			1,030,123		66
					67
262,565			47,747,400		68
8,180,355	1,419,158		3,352,293,228		69
					70
			1,607,968		71
14,836			21,170,060		72
			7,017,841		73
					74
			896,382		75
229			10,548,240		76
			300,889		77
					78
			11,756,804		79
			3,183,170		80
15,065			56,481,354		81
					82
15,065			56,481,354		83
9,029,363	-2,759,147		4,268,087,501		84
					85
					86
					87
9,029,363	-2,759,147		4,268,087,501		88

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
PECO Energy Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2002

ELECTRIC PLANT HELD FOR FUTURE USE (Account 105)

1. Report separately each property held for future use at end of the year having an original cost of $250,000 or more. Group other items of property held for future use
2. For property having an original cost of $250,000 or more previously used in utility operations, now held for future use, give in column (a), in addition to other required information, the date that utility use of such property was discontinued, and the date the original cost was transferred to Account 105.

Line No.	Description and Location Of Property (a)	Date Originally Included in This Account (b)	Date Expected to be used in Utility Service (c)	Balance at End of Year (d)
1	Land and Rights:			
2	Other Properties with original cos			1,820,607
3	less than $250,000			
4				
5				
6				
7				
8				
9				
10				
11				
12				
13				
14				
15				
16				
17				
18				
19				
20				
21	Other Property:			
22				
23				
24				
25				
26				
27				
28				
29				
30				
31				
32				
33				
34				
35				
36				
37				
38				
39				
40				
41				
42				
43				
44				
45				
46				
47	Total			1,820,607

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
PECO Energy Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2002

CONSTRUCTION WORK IN PROGRESS -- ELECTRIC (Account 107)

1. Report below descriptions and balances at end of year of projects in process of construction (107)
2. Show items relating to "research, development, and demonstration" projects last, under a caption Research, Development, and Demonstrating (see Account 107 of the Uniform System of Accounts)
3. Minor projects (5% of the Balance End of the Year for Account 107 or $100,000, whichever is less) may be grouped.

Line No.	Description of Project (a)	Construction work in progress - Electric (Account 107) (b)
1	Transmission and Distribution Plant	50,435,050
2		
3		
4		
5		
6		
7		
8		
9		
10		
11		
12		
13		
14		
15		
16		
17		
18		
19		
20		
21		
22		
23		
24		
25		
26		
27		
28		
29		
30		
31		
32		
33		
34		
35		
36		
37		
38		
39		
40		
41		
42		
43	TOTAL	50,435,050

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
PECO Energy Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2002

ACCUMULATED PROVISION FOR DEPRECIATION OF ELECTRIC UTILITY PLANT (Account 108)

1. Explain in a footnote any important adjustments during year.
2. Explain in a footnote any difference between the amount for book cost of plant retired, Line 11, column (c), and that reported for electric plant in service, pages 204-207, column 9d), excluding retirements of non-depreciable property.
3. The provisions of Account 108 in the Uniform System of accounts require that retirements of depreciable plant be recorded when such plant is removed from service. If the respondent has a significant amount of plant retired at year end which has not been recorded and/or classified to the various reserve functional classifications, make preliminary closing entries to tentatively functionalize the book cost of the plant retired. In addition, include all costs included in retirement work in progress at year end in the appropriate functional classifications.
4. Show separately interest credits under a sinking fund or similar method of depreciation accounting.

Section A. Balances and Changes During Year

Line No.	Item (a)	Total (c+d+e) (b)	Electric Plant in Service (c)	Electric Plant Held for Future Use (d)	Electric Plant Leased to Others (e)
1	Balance Beginning of Year	1,377,974,296	1,377,974,296		
2	Depreciation Provisions for Year, Charged to				
3	(403) Depreciation Expense	124,819,573	124,819,573		
4	(413) Exp. of Elec. Plt. Leas. to Others				
5	Transportation Expenses-Clearing				
6	Other Clearing Accounts				
7	Other Accounts (Specify, details in footnote).				
8					
9	TOTAL Deprec. Prov for Year (Enter Total of lines 3 thru 8)	124,819,573	124,819,573		
10	Net Charges for Plant Retired.				
11	Book Cost of Plant Retired	9,029,363	9,029,363		
12	Cost of Removal	16,613,382	16,613,382		
13	Salvage (Credit)	1,568,068	1,568,068		
14	TOTAL Net Chrgs. for Plant Ret. (Enter Total of lines 11 thru 13)	24,074,677	24,074,677		
15	Other Debit or Cr. Items (Describe, details in footnote):				
16					
17	Balance End of Year (Enter Totals of lines 1, 9, 14, 15, and 16)	1,478,719,192	1,478,719,192		
	Section B. Balances at End of Year According to Functional Classification				
18	Steam Production				
19	Nuclear Production				
20	Hydraulic Production-Conventional				
21	Hydraulic Production-Pumped Storage				
22	Other Production				
23	Transmission	371,114,699	371,114,699		
24	Distribution	1,093,673,519	1,093,673,519		
25	General	13,930,974	13,930,974		
26	TOTAL (Enter Total of lines 18 thru 25)	1,478,719,192	1,478,719,192		

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
PECO Energy Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2002

DEPRECIATION AND AMORTIZATION OF ELECTRIC PLANT (Account 403, 404, 405)
(Except amortization of aquisition adjustments)

1. Report in Section A for the year the amounts for: (a) Depreciation Expense (Account 403); (b) Amortization of Limited-Term Electric Plant (Account 404); and (c) Amortization of Other Electric Plant (Account 405)
2. Report in Section B the rates used to compute amortization charges for electric plant (Accounts 404 and 405). State the basis used to compute charges and whether any changes have been made in the basis or rates used from the preceding report year.
3. Report all available information called for in Section C every fifth year beginning with report year 1971, reporting annually only changes to columns (c) through (g) from the complete report of the preceding year.
Unless composite depreciation accounting for total depreciable plant is followed, list numerically in column (a) each plant subaccount, account or functional classification, as appropriate, to which a rate is applied. Identify at the bottom of Section C the type of plant included in any sub-account used.
In column (b) report all depreciable plant balances to which rates are applied showing subtotals by functional Classifications and showing composite total. Indicate at the bottom of section C the manner in which column balances are obtained. If average balances, state the method of averaging used
For columns (c), (d), and (e) report available information for each plant subaccount, account or functional classification Listed in column (a). If plant mortality studies are prepared to assist in estimating average service Lives, show in column (f) the type mortality curve selected as most appropriate for the account and in column (g), if available, the weighted average remaining life of surviving plant. If composite depreciation accounting is used, report available information called for in columns (b) through (g) on this basis.
4. If provisions for depreciation were made during the year in addition to depreciation provided by application of reported rates, state at the bottom of section C the amounts and nature of the provisions and the plant items to which related.

A. Summary of Depreciation and Amortization Charges

Line No.	Functional Classification (a)	Depreciation Expense (Account 403) (b)	Amortization of Limited Term Electric Plant (Acc 404) (c)	Amortization of Other Electric Plant (Acc 405) (d)	Total (e)
1	Intangible Plant		6,465,716		6,465,716
2	Steam Production Plant				
3	Nuclear Production Plant				
4	Hydraulic Production Plant-Conventional				
5	Hydraulic Production Plant-Pumped Storage				
6	Other Production Plant				
7	Transmission Plant	11,603,597			11,603,597
8	Distribution Plant	73,840,457			73,840,457
9	General Plant	1,757,723			1,757,723
10	Common Plant-Electric	5,812,461	13,158,119		18,970,580
11	TOTAL	93,014,238	19,623,835		112,638,073

B. Basis for Amortization Charges

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
PECO Energy Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec 31, 2002

DEPRECIATION AND AMORTIZATION OF ELECTRIC PLANT (Continued)

C. Factors Used in Estimating Depreciation Charges

Line No.	Account No. (a)	Depreciable Plant Base (In Thousands) (b)	Estimated Avg Service Life (c)	Net Salvage (Percent) (d)	Applied Depr. rates (Percent) (e)	Mortality Curve Type (f)	Average Remaining Life (g)
12	TRANSMISSION PLANT						
13							
14	352.0 **	9,129	50.00		3.86	R5	26 00
15	353.0 **	177,723	55.00		2.76	S1	36 00
16	354 0	125,600	60.00		2.75	RC	36.00
17	355.0	4,845	45.00		2.77	L2	36 00
18	356.0 **	63,772	55.00		3.03	R3	33 00
19	357.0 **	2,533	60.00		3 69	R2	27.00
20	358.0	41,466	60.00		2.56	R2	39.00
21	359.0	251	40.00		8.70	S3	11.00
22	SUBTOTAL	425,319					
23							
24	DISTRIBUTION PLANT						
25	361.0	17,328	45.00		5.24	L2	19.00
26	362.0	343,529	45.00		3 37	L2	30.00
27	364.0	282,775	50 00		2.61	R1	38.00
28	365.0	381,354	50 00		2.74	L1	36 00
29	366.0	134,737	60.00		2.54	R4	39.00
30	367.0	404,890	60.00		2.20	RB	45.00
31	368.0	231,681	40.00		4.53	RA	2.00
32	369.1 (A)	47,691	45.00		2.61	L2	38.00
33	369.2 (B)	160,869	65 00		1.86	L1	54 00
34	370.0	155,611	31.00		6.37	RB	16 00
35	371 0	146	45.00		2.41	O4	41.00
36	373.0 (C)	28,724	17.00		8.28	L1	12.00
37	373.3 (D)	2,603	23.00		6.13	LA	16 00
38	SUBTOTAL	2,191,938					
39							
40	** Excluding 25 Cycle						
41							
42							
43	GENERAL						
44							
45	390.0	13,708	50.00		2.91	LB	34 00
46	391.1	776	20.00		6.38	LA	16.00
47	391.2	4,070	20.00		7.67	LA	13 00
48	391.3	1,242	8.00		13.77	R1	7 00
49	393 0	705	22.00		5.87	L2	17.00
50	394 0	7,977	45.00		4.13	R1	24 00

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
PECO Energy Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2002

DEPRECIATION AND AMORTIZATION OF ELECTRIC PLANT (Continued)

C. Factors Used in Estimating Depreciation Charges

Line No.	Account No. (a)	Depreciable Plant Base (In Thousands) (b)	Estimated Avg. Service Life (c)	Net Salvage (Percent) (d)	Applied Depr rates (Percent) (e)	Mortality Curve Type (f)	Average Remaining Life (g)
12	395.1 (E)	3	32.00		3.64	R4	27.00
13	395.2 (F)	169	35.00		3.28	S2	30.00
14	397 0	9,995	35.00		2.88	R3	35.00
15	398.0	2,280	22.00		7 55	R3	13.00
16	SUBTOTAL	40,925					
17							
18	TOTAL ELECTRIC	2,658,182					
19							
20							
21	NOTES						
22							
23	(A)SERVICES - AERIAL						
24	(B)SERVICES -						
25	(C)STREET LIGHTS						
26	(D)P.O.L. Conductors						
27	(E)LAB EQUIP-TEST DIV						
28	(F)LAB EQUIP-METER						
29							
30							
31							
32							
33							
34							
35							
36							
37							
38							
39							
40							
41							
42							
43							
44							
45							
46							
47							
48							
49							
50							

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Susquehanna Electric Company	(1) [X] An Original (2) [ ] A Resubmission	04/30/2003	Dec. 31, 2002

SUMMARY OF UTILITY PLANT AND ACCUMULATED PROVISIONS FOR DEPRECIATION. AMORTIZATION AND DEPLETION

Line No.	Classification (a)	Total (b)	Electric (c)
1	Utility Plant		
2	In Service		
3	Plant in Service (Classified)		
4	Property Under Capital Leases		
5	Plant Purchased or Sold		
6	Completed Construction not Classified		
7	Experimental Plant Unclassified		
8	Total (3 thru 7)		
9	Leased to Others		
10	Held for Future Use		
11	Construction Work in Progress		
12	Acquisition Adjustments		
13	Total Utility Plant (8 thru 12)		
14	Accum Prov for Depr, Amort, & Depl		
15	Net Utility Plant (13 less 14)		
16	Detail of Accum Prov for Depr, Amort & Depl		
17	In Service:		
18	Depreciation		
19	Amort & Depl of Producing Nat Gas Land/Land Right		
20	Amort of Underground Storage Land/Land Rights		
21	Amort of Other Utility Plant		
22	Total In Service (18 thru 21)		
23	Leased to Others		
24	Depreciation		
25	Amortization and Depletion		
26	Total Leased to Others (24 & 25)		
27	Held for Future Use		
28	Depreciation		
29	Amortization		
30	Total Held for Future Use (28 & 29)		
31	Abandonment of Leases (Natural Gas)		
32	Amort of Plant Acquisition Adj		
33	Total Accum Prov (equals 14) (22,26,30,31,32)		

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Susquehanna Electric Company	(1) [X] An Original (2) [ ] A Resubmission	04/30/2003	Dec. 31, 2002

SUMMARY OF UTILITY PLANT AND ACCUMULATED PROVISIONS FOR DEPRECIATION. AMORTIZATION AND DEPLETION

Gas (d)	Other (Specify) (e)	Other (Specify) (f)	Other (Specify) (g)	Common (h)	Line No.
					1
					2
					3
					4
					5
					6
					7
					8
					9
					10
					11
					12
					13
					14
					15
					16
					17
					18
					19
					20
					21
					22
					23
					24
					25
					26
					27
					28
					29
					30
					31
					32
					33

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Susquehanna Electric Company	(1) [X] An Original (2) [ ] A Resubmission	04/30/2003	Dec. 31, 2002

NUCLEAR FUEL MATERIALS (Account 120.1 through 120.6 and 157)

1. Report below the costs incurred for nuclear fuel materials in process of fabrication, on hand, in reactor, and in cooling; owned by the respondent.
2. If the nuclear fuel stock is obtained under leasing arrangements, attach a statement showing the amount of nuclear fuel leased, the quantity used and quantity on hand, and the costs incurred under such leasing arrangements.

Line No.	Description of item (a)	Balance Beginning of Year (b)	Changes during Year Additions (c)
1	Nuclear Fuel in process of Refinement, Conv, Enrichment & Fab (120.1)		
2	Fabrication		
3	Nuclear Materials		
4	Allowance for Funds Used during Construction		
5	(Other Overhead Construction Costs, provide details in footnote)		
6	SUBTOTAL (Total 2 thru 5)		
7	Nuclear Fuel Materials and Assemblies		
8	In Stock (120.2)		
9	In Reactor (120.3)		
10	SUBTOTAL (Total 8 & 9)		
11	Spent Nuclear Fuel (120.4)		
12	Nuclear Fuel Under Capital Leases (120.6)		
13	(Less) Accum Prov for Amortization of Nuclear Fuel Assem (120.5)		
14	TOTAL Nuclear Fuel Stock (Total 6, 10, 11, 12, less 13)		
15	Estimated net Salvage Value of Nuclear Materials in line 9		
16	Estimated net Salvage Value of Nuclear Materials in line 11		
17	Est Net Salvage Value of Nuclear Materials in Chemical Processing		
18	Nuclear Materials held for Sale (157)		
19	Uranium		
20	Plutonium		
21	Other (provide details in footnote):		
22	TOTAL Nuclear Materials held for Sale (Total 19, 20, and 21)		

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Susquehanna Electric Company	(1) [X] An Original (2) [ ] A Resubmission	04/30/2003	Dec. 31, 2002

NUCLEAR FUEL MATERIALS (Account 120.1 through 120.6 and 157)

Changes during Year		Balance	Line
Amortization (d)	Other Reductions (Explain in a footnote) (e)	End of Year (f)	No.
			1
			2
			3
			4
			5
			6
			7
			8
			9
			10
			11
			12
			13
			14
			15
			16
			17
			18
			19
			20
			21
			22

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Susquehanna Electric Company	(1) [X] An Original (2) [ ] A Resubmission	04/30/2003	Dec. 31, 2002

ELECTRIC PLANT IN SERVICE (Account 101, 102, 103 and 106)

1. Report below the original cost of electric plant in service according to the prescribed accounts.
2. In addition to Account 101, Electric Plant in Service (Classified), this page and the next include Account 102, Electric Plant Purchased or Sold; Account 103, Experimental Electric Plant Unclassified; and Account 106, Completed Construction Not Classified-Electric.
3. Include in column (c) or (d), as appropriate, corrections of additions and retirements for the current or preceding year.
4. Enclose in parentheses credit adjustments of plant accounts to indicate the negative effect of such accounts.
5. Classify Account 106 according to prescribed accounts, on an estimated basis if necessary, and include the entries in column (c). Also to be included in column (c) are entries for reversals of tentative distributions of prior year reported in column (b). Likewise, if the respondent has a significant amount of plant retirements which have not been classified to primary accounts at the end of the year, include in column (d) a tentative distribution of such retirements, on an estimated basis, with appropriate contra entry to the account for accumulated depreciation provision. Include also in column (d) reversals of tentative distributions of prior year of unclassified retirements. Show in a footnote the account distributions of these tentative classifications in columns (c) and (d), including the reversals of the prior years tentative account distributions of these amounts. Careful observance of the above

Line No.	Account (a)	Balance Beginning of Year (b)	Additions (c)
1	1. INTANGIBLE PLANT		
2	(301) Organization		
3	(302) Franchises and Consents		
4	(303) Miscellaneous Intangible Plant		
5	TOTAL Intangible Plant (Enter Total of lines 2, 3, and 4)		
6	2. PRODUCTION PLANT		
7	A. Steam Production Plant		
8	(310) Land and Land Rights		
9	(311) Structures and Improvements		
10	(312) Boiler Plant Equipment		
11	(313) Engines and Engine-Driven Generators		
12	(314) Turbogenerator Units		
13	(315) Accessory Electric Equipment		
14	(316) Misc. Power Plant Equipment		
15	TOTAL Steam Production Plant (Enter Total of lines 8 thru 14)		
16	B. Nuclear Production Plant		
17	(320) Land and Land Rights		
18	(321) Structures and Improvements		
19	(322) Reactor Plant Equipment		
20	(323) Turbogenerator Units		
21	(324) Accessory Electric Equipment		
22	(325) Misc. Power Plant Equipment		
23	TOTAL Nuclear Production Plant (Enter Total of lines 17 thru 22)		
24	C. Hydraulic Production Plant		
25	(330) Land and Land Rights		
26	(331) Structures and Improvements		
27	(332) Reservoirs, Dams, and Waterways		
28	(333) Water Wheels, Turbines, and Generators		
29	(334) Accessory Electric Equipment		
30	(335) Misc. Power PLant Equipment		
31	(336) Roads, Railroads, and Bridges		
32	TOTAL Hydraulic Production Plant (Enter Total of lines 25 thru 31)		
33	D. Other Production Plant		
34	(340) Land and Land Rights		
35	(341) Structures and Improvements		
36	(342) Fuel Holders, Products, and Accessories		
37	(343) Prime Movers		
38	(344) Generators		
39	(345) Accessory Electric Equipment		

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Susquehanna Electric Company	(1) [X] An Original (2) [ ] A Resubmission	04/30/2003	Dec. 31, 2002

ELECTRIC PLANT IN SERVICE (Account 101, 102, 103 and 106) (Continued)

Line No.	Account (a)	Balance Beginning of Year (b)	Additions (c)
40	(346) Misc. Power Plant Equipment		
41	TOTAL Other Prod. Plant (Enter Total of lines 34 thru 40)		
42	TOTAL Prod. Plant (Enter Total of lines 15, 23, 32, and 41)		
43	3. TRANSMISSION PLANT		
44	(350) Land and Land Rights		
45	(352) Structures and Improvements		
46	(353) Station Equipment		
47	(354) Towers and Fixtures		
48	(355) Poles and Fixtures		
49	(356) Overhead Conductors and Devices		
50	(357) Underground Conduit		
51	(358) Underground Conductors and Devices		
52	(359) Roads and Trails		
53	TOTAL Transmission Plant (Enter Total of lines 44 thru 52)		
54	4. DISTRIBUTION PLANT		
55	(360) Land and Land Rights		
56	(361) Structures and Improvements		
57	(362) Station Equipment		
58	(363) Storage Battery Equipment		
59	(364) Poles, Towers, and Fixtures		
60	(365) Overhead Conductors and Devices		
61	(366) Underground Conduit		
62	(367) Underground Conductors and Devices		
63	(368) Line Transformers		
64	(369) Services		
65	(370) Meters		
66	(371) Installations on Customer Premises		
67	(372) Leased Property on Customer Premises		
68	(373) Street Lighting and Signal Systems		
69	TOTAL Distribution Plant (Enter Total of lines 55 thru 68)		
70	5. GENERAL PLANT		
71	(389) Land and Land Rights		
72	(390) Structures and Improvements		
73	(391) Office Furniture and Equipment		
74	(392) Transportation Equipment		
75	(393) Stores Equipment		
76	(394) Tools, Shop and Garage Equipment		
77	(395) Laboratory Equipment		
78	(396) Power Operated Equipment		
79	(397) Communication Equipment		
80	(398) Miscellaneous Equipment		
81	SUBTOTAL (Enter Total of lines 71 thru 80)		
82	(399) Other Tangible Property		
83	TOTAL General Plant (Enter Total of lines 81 and 82)		
84	TOTAL (Accounts 101 and 106)		
85	(102) Electric Plant Purchased (See Instr. 8)		
86	(Less) (102) Electric Plant Sold (See Instr. 8)		
87	(103) Experimental Plant Unclassified		
88	TOTAL Electric Plant in Service (Enter Total of lines 84 thru 87)		

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Susquehanna Electric Company	(1) [X] An Original (2) [ ] A Resubmission	04/30/2003	Dec. 31, 2002

ELECTRIC PLANT IN SERVICE (Account 101, 102, 103 and 106) (Continued)

instructions and the texts of Accounts 101 and 106 will avoid serious omissions of the reported amount of respondent's plant actually in service at end of year.

6. Show in column (f) reclassifications or transfers within utility plant accounts. Include also in column (f) the additions or reductions of primary account classifications arising from distribution of amounts initially recorded in Account 102, include in column (e) the amounts with respect to accumulated provision for depreciation, acquisition adjustments, etc., and show in column (f) only the offset to the debits or credits distributed in column (f) to primary account classifications.

7. For Account 399, state the nature and use of plant included in this account and if substantial in amount submit a supplementary statement showing subaccount classification of such plant conforming to the requirement of these pages.

8. For each amount comprising the reported balance and changes in Account 102, state the property purchased or sold, name of vendor or purchase, and date of transaction. If proposed journal entries have been filed with the Commission as required by the Uniform System of Accounts, give also date of such filing.

Retirements (d)	Adjustments (e)	Transfers (f)	Balance at End of Year (g)		Line No.
					1
					2
					3
					4
					5
					6
					7
					8
					9
					10
					11
					12
					13
					14
					15
					16
					17
					18
					19
					20
					21
					22
					23
					24
					25
					26
					27
					28
					29
					30
					31
					32
					33
					34
					35
					36
					37
					38
					39

Name of Respondent Susquehanna Electric Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) 04/30/2003	Year of Report Dec. 31, 2002

ELECTRIC PLANT IN SERVICE (Account 101, 102, 103 and 106) (Continued)

Retirements (d)	Adjustments (e)	Transfers (f)	Balance at End of Year (g)		Line No.
					40
					41
					42
					43
					44
					45
					46
					47
					48
					49
					50
					51
					52
					53
					54
					55
					56
					57
					58
					59
					60
					61
					62
					63
					64
					65
					66
					67
					68
					69
					70
					71
					72
					73
					74
					75
					76
					77
					78
					79
					80
					81
					82
					83
					84
					85
					86
					87
					88

Name of Respondent Susquehanna Electric Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) 04/30/2003	Year of Report Dec. 31, 2002

ELECTRIC PLANT LEASED TO OTHERS (Account 104)

Line No.	Name of Lessee (Designate associated companies with a double asterisk) (a)	Description of Property Leased (b)	Commission Authorization (c)	Expiration Date of Lease (d)	Balance at End of Year (e)
1					
2					
3					
4					
5					
6					
7					
8					
9					
10					
11					
12					
13					
14					
15					
16					
17					
18					
19					
20					
21					
22					
23					
24					
25					
26					
27					
28					
29					
30					
31					
32					
33					
34					
35					
36					
37					
38					
39					
40					
41					
42					
43					
44					
45					
46					
47	TOTAL				

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Susquehanna Electric Company	(1) [X] An Original (2) [ ] A Resubmission	04/30/2003	Dec. 31, 2002

ELECTRIC PLANT HELD FOR FUTURE USE (Account 105)

1. Report separately each property held for future use at end of the year having an original cost of $250,000 or more. Group other items of property held for future use.
2. For property having an original cost of $250,000 or more previously used in utility operations, now held for future use, give in column (a), in addition to other required information, the date that utility use of such property was discontinued, and the date the original cost was transferred to Account 105.

Line No.	Description and Location Of Property (a)	Date Originally Included in This Account (b)	Date Expected to be used in Utility Service (c)	Balance at End of Year (d)
1	Land and Rights:			
2				
3				
4				
5				
6				
7				
8				
9				
10				
11				
12				
13				
14				
15				
16				
17				
18				
19				
20				
21	Other Property:			
22				
23				
24				
25				
26				
27				
28				
29				
30				
31				
32				
33				
34				
35				
36				
37				
38				
39				
40				
41				
42				
43				
44				
45				
46				
47	Total			0

Name of Respondent Susquehanna Electric Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) 04/30/2003	Year of Report Dec. 31, 2002

CONSTRUCTION WORK IN PROGRESS - - ELECTRIC (Account 107)

1. Report below descriptions and balances at end of year of projects in process of construction (107)
2. Show items relating to "research, development, and demonstration" projects last, under a caption Research, Development, and Demonstrating (see Account 107 of the Uniform System of Accounts)
3. Minor projects (5% of the Balance End of the Year for Account 107 or $100,000, whichever is less) may be grouped.

Line No.	Description of Project (a)	Construction work in progress - Electric (Account 107) (b)
1		
2		
3		
4		
5		
6		
7		
8		
9		
10		
11		
12		
13		
14		
15		
16		
17		
18		
19		
20		
21		
22		
23		
24		
25		
26		
27		
28		
29		
30		
31		
32		
33		
34		
35		
36		
37		
38		
39		
40		
41		
42		
43	TOTAL	0

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Susquehanna Electric Company	(1) [X] An Original (2) [ ] A Resubmission	04/30/2003	Dec. 31, 2002

ACCUMULATED PROVISION FOR DEPRECIATION OF ELECTRIC UTILITY PLANT (Account 108)

1. Explain in a footnote any important adjustments during year.
2. Explain in a footnote any difference between the amount for book cost of plant retired, Line 11, column (c), and that reported for electric plant in service, pages 204-207, column 9d), excluding retirements of non-depreciable property.
3. The provisions of Account 108 in the Uniform System of accounts require that retirements of depreciable plant be recorded when such plant is removed from service. If the respondent has a significant amount of plant retired at year end which has not been recorded and/or classified to the various reserve functional classifications, make preliminary closing entries to tentatively functionalize the book cost of the plant retired. In addition, include all costs included in retirement work in progress at year end in the appropriate functional classifications.
4. Show separately interest credits under a sinking fund or similar method of depreciation accounting.

Section A. Balances and Changes During Year

Line No.	Item (a)	Total (c+d+e) (b)	Electric Plant in Service (c)	Electric Plant Held for Future Use (d)	Electric Plant Leased to Others (e)
1	Balance Beginning of Year				
2	Depreciation Provisions for Year, Charged to				
3	(403) Depreciation Expense				
4	(413) Exp. of Elec. Plt. Leas. to Others				
5	Transportation Expenses-Clearing				
6	Other Clearing Accounts				
7	Other Accounts (Specify, details in footnote):				
8					
9	TOTAL Deprec. Prov for Year (Enter Total of lines 3 thru 8)				
10	Net Charges for Plant Retired:				
11	Book Cost of Plant Retired				
12	Cost of Removal				
13	Salvage (Credit)				
14	TOTAL Net Chrgs. for Plant Ret. (Enter Total of lines 11 thru 13)				
15	Other Debit or Cr. Items (Describe, details in footnote):				
16					
17	Balance End of Year (Enter Totals of lines 1, 9, 14, 15, and 16)				
	Section B. Balances at End of Year According to Functional Classification				
18	Steam Production				
19	Nuclear Production				
20	Hydraulic Production-Conventional				
21	Hydraulic Production-Pumped Storage				
22	Other Production				
23	Transmission				
24	Distribution				
25	General				
26	TOTAL (Enter Total of lines 18 thru 25)				

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Susquehanna Electric Company	(1) [X] An Original (2) [ ] A Resubmission	04/30/2003	Dec. 31, 2002

DEPRECIATION AND AMORTIZATION OF ELECTRIC PLANT (Account 403, 404, 405)
(Except amortization of aquisition adjustments)

1. Report in Section A for the year the amounts for: (a) Depreciation Expense (Account 403); (b) Amortization of Limited-Term Electric Plant (Account 404); and (c) Amortization of Other Electric Plant (Account 405).
2. Report in Section 8 the rates used to compute amortization charges for electric plant (Accounts 404 and 405). State the basis used to compute charges and whether any changes have been made in the basis or rates used from the preceding report year.
3. Report all available information called for in Section C every fifth year beginning with report year 1971, reporting annually only changes to columns (c) through (g) from the complete report of the preceding year.
Unless composite depreciation accounting for total depreciable plant is followed, list numerically in column (a) each plant subaccount, account or functional classification, as appropriate, to which a rate is applied. Identify at the bottom of Section C the type of plant included in any sub-account used.
In column (b) report all depreciable plant balances to which rates are applied showing subtotals by functional Classifications and showing composite total. Indicate at the bottom of section C the manner in which column balances are obtained. If average balances, state the method of averaging used.
For columns (c), (d), and (e) report available information for each plant subaccount, account or functional classification Listed in column (a). If plant mortality studies are prepared to assist in estimating average service Lives, show in column (f) the type mortality curve selected as most appropriate for the account and in column (g), if available, the weighted average remaining life of surviving plant. If composite depreciation accounting is used, report available information called for in columns (b) through (g) on this basis.
4. If provisions for depreciation were made during the year in addition to depreciation provided by application of reported rates, state at the bottom of section C the amounts and nature of the provisions and the plant items to which related.

A. Summary of Depreciation and Amortization Charges

Line No.	Functional Classification (a)	Depreciation Expense (Account 403) (b)	Amortization of Limited Term Electric Plant (Acc 404) (c)	Amortization of Other Electric Plant (Acc 405) (d)	Total (e)
1	Intangible Plant				
2	Steam Production Plant				
3	Nuclear Production Plant				
4	Hydraulic Production Plant-Conventional				
5	Hydraulic Production Plant-Pumped Storage				
6	Other Production Plant				
7	Transmission Plant				
8	Distribution Plant				
9	General Plant				
10	Common Plant-Electric				
11	TOTAL				

B. Basis for Amortization Charges

Name of Respondent Susquehanna Electric Company	This Report Is: (1) [X] An Original (2) [ ] A Resubmission	Date of Report (Mo, Da, Yr) 04/30/2003	Year of Report Dec. 31, 2002

DEPRECIATION AND AMORTIZATION OF ELECTRIC PLANT (Continued)

C. Factors Used in Estimating Depreciation Charges

Line No.	Account No. (a)	Depreciable Plant Base (In Thousands) (b)	Estimated Avg. Service Life (c)	Net Salvage (Percent) (d)	Applied Depr. rates (Percent) (e)	Mortality Curve Type (f)	Average Remaining Life (g)
12							
13							
14							
15							
16							
17							
18							
19							
20							
21							
22							
23							
24							
25							
26							
27							
28							
29							
30							
31							
32							
33							
34							
35							
36							
37							
38							
39							
40							
41							
42							
43							
44							
45							
46							
47							
48							
49							
50							

Seq. #164

State of Delaware

PAGE 1

Office of the Secretary of State

I, HARRIET SMITH WINDSOR, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF FORMATION OF "EXELON ENERGY DELIVERY COMPANY, LLC", FILED IN THIS OFFICE ON THE THIRTIETH DAY OF MARCH, A.D. 2001, AT 12:30 O'CLOCK P.M.



Harriet Smith Windsor

Harriet Smith Windsor, Secretary of State

3375639 8100

AUTHENTICATION: 1057389

010158723

DATE: 04-02-01

STATE OF DELAWARE
SECRETARY OF STATE
DIVISION OF CORPORATIONS
FILED 12:30 PM 03/30/2001
010158723 - 3375639

CERTIFICATE OF FORMATION

OF

Exelon Energy Delivery Company, LLC

1. The name of the limited liability company is Exelon Energy Delivery Company, LLC.

2. The address of its registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle. The name of its registered agent at such address is The Corporation Trust Company.

3. This Certificate of formation shall be effective on April 1, 2001 at 12:01 a.m.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation of Exelon Energy Company, LLC this 30th day of March, 2001.

Exelon Corporation

By: 
Jenifer Friel Newman
Authorized Person

LIMITED LIABILITY COMPANY OPERATING AGREEMENT

OF

EXELON ENERGY DELIVERY COMPANY, LLC

(a Delaware limited liability company)

LIMITED LIABILITY COMPANY OPERATING AGREEMENT OF EXELON ENERGY DELIVERY COMPANY, LLC dated as of April 1, 2001 by EXELON CORPORATION (the "Member"). The Member, intending to be legally bound, hereby states the terms of its agreement as to the affairs of, and the conduct of the business of, a limited liability company (the "Company"), as follows:

ARTICLE I
FORMATION, PURPOSE AND DEFINITIONS

1.1 **Establishment of Limited Liability Company**. The Member has caused a limited liability company to be established and organized as of April 1, 2001 pursuant to and in accordance with the Delaware Limited Liability Company Act (6 Del.C. §18-101, et seq.), as amended from time to time (the "Act"), to carry on a business for profit. This Agreement states terms relating to the governance and business affairs of the Company. The Member is hereby admitted to membership in the Company and, as provided in Section 5.2, until this Agreement is amended appropriately to contemplate the admission of additional members and their right to participate in the Company's business, the Member shall be the sole member of the Company.

1.2 **Name**. The name of the Company is Exelon Energy Delivery Company, LLC. The Company may conduct its activities under any other permissible name designated by the Board of Directors (as defined in Section 4.1(a) hereof). The Board of Directors shall be responsible for complying with any registration requirements if an alternate name is used.

1.3 **Principal Place of Business of the Company**. The principal place of business of the Company shall be located at 10 S. Dearborn Street, 37th Floor, Chicago, IL 60603, or at such other or additional locations within the State of Illinois as the Board of Directors, in its discretion, may determine. The registered office of the Company in Delaware shall be the location stated in the Company's Certificate of Formation filed with the Secretary of State of the State of Delaware. The Board of Directors may, from time to time, change such registered agent and registered office, by appropriate filings as required by law.

1.4 **Purpose**. The Company's purpose shall be and to engage in all lawful businesses for which limited liability companies may be organized under the Act. The Company shall have the authority to do all things necessary or advisable in order to accomplish such purposes.

1.5 **Duration**. Unless the Company shall be earlier terminated in accordance with Article VII, it shall continue in existence in perpetuity.

1.6 **Other Activities of Member**. The Member may engage in or possess an interest in other business ventures of any nature, whether or not similar to or competitive with the activities of the Company.

ARTICLE II
CAPITAL CONTRIBUTIONS

2.1 **Capital Contributions**. The Member, as its contribution to the capital of the Company, has contributed or is contributing, pursuant to a Contribution Agreement of even date, all the shares owned by it of the issued and outstanding common stock of Commonwealth Edison Company and of PECO Energy Company. The receipt by the Member from the Company of any distributions whatsoever (whether pursuant to Section 3.1 or otherwise and whether or not such distributions may be considered a return of capital) shall not increase the Member's obligations under this Section 2.1.

2.2 **Additional Capital Contributions**. Except as provided in Section 2.1, the Member may, but shall not be required to, make additional capital contributions to the Company.

2.3 **Limitation of Liability of Member**. Except as may be expressly required by this Agreement or applicable law, neither the Member nor any Director shall have any liability or obligation for any debts, liabilities or obligations of the Company, or of any agent or employee of the Company, except that the Member may be obligated up to the amount of its capital contribution.

2.4 **Loans**. If the Member makes any loans to the Company, or advances money on its behalf, the amount of any such loan or advance shall not be deemed an increase in, or contribution to, the capital contribution of the Member. If the Company makes any loans to the Member, or advances money on its behalf, the amount of any such loan or advance shall not be deemed a decrease in capital of the Member or a distribution to the Member. Interest shall accrue on any such loan or loans at an annual rate agreed to by the Company and the Member (but not in excess of the maximum rate allowable under applicable usury laws).

2.5 **Record of Membership Interest**. The Directors shall cause accurate records of the membership interests to be maintained but there shall be no certificates evidencing membership interests.

ARTICLE III
DISTRIBUTIONS

3.1 **Distributions**. The Company shall make distributions to the Member at the times and in the manner that the Board of Directors deems appropriate and as permitted by law.

ARTICLE IV
RIGHTS AND DUTIES OF THE MANAGERS AND MEMBER

4.1 **Management**.

(a) The business and affairs of the Company shall be managed by a board of managers which, in accordance with Section 18-402 of the Act, shall be designated and known for purposes of this Agreement as the Board of Directors and each individual manager, a Director. In all cases in which the terms "Directors," "Board of Directors" and their derivatives are used in this Agreement, reference shall be to "Managers" and a "Board of Managers" under the Act.

(b) Except for situations in which the approval of the Members is expressly required by this Agreement or by non-waivable provisions of applicable law, the Board of Directors shall have full and complete authority, power, and discretion to manage and control the business, affairs, and properties of the Company, to make all decisions regarding those matters and to perform any and all other acts or activities customary or incident to the management of the Company's business. Each Director shall be an agent of the Company and shall have the right, power and authority to transact any business in the name of the Company to the degree authorized by the Board of Directors and to act for or on behalf of or to bind the Company to the degree authorized by the Board of Directors. Nothing contained in this Agreement shall require any person to inquire into the authority of the Directors to execute and deliver any document on behalf of the Company or to bind the Company pursuant to such document. In addition, the Board of Directors shall have the power and authority to appoint and remove, by resolution, one or more persons to act as agents of the Company to the degree authorized by the Board of Directors with the power and authority to transact business in the name of the Company and to act for or on behalf of or to bind the Company to the degree authorized by the Board of Directors.

4.2 **Certain Powers of Board of Directors**. Without limiting the generality of Section 4.1 above, the Board of Directors shall have power and authority, to cause the Company, in its own name:

(a) To purchase, lease or otherwise acquire or obtain the use of staff and personnel, and material, and other types of real and personal property that may be deemed necessary or desirable in connection with carrying on the business of the Company;

(b) To purchase liability, errors and omissions and other insurance to protect the Company's property and business;

(c) To invest any Company funds (by way of example but not limitation) in time deposits, short-term government obligations, commercial paper, money market mutual funds or other similar investments, including the lending of funds to the Member;

(d) To receive capital contributions from the Member;

(e) To establish a record date with respect to all actions to be taken hereunder that require a record date to be established, including with respect to allocations and distributions;

(f) To open, maintain and close bank accounts and establish accounts for the Company and draw checks and other orders for the payment of money, and pay the Company's operating expenses in the ordinary course of the Company's business;

(g) To execute all instruments and documents, including, without limitation, the following: checks; drafts; notes and other negotiable instruments; mortgages or deeds of trust; security agreements; financing statements; documents providing for the acquisition, mortgage or disposition of the Company's property; assignments; bills of sale; leases; partnership agreements; operating agreements of other limited liability companies; and any other instruments or documents necessary, in the opinion of the Board of Directors, to the business of the Company;

(h) To enter into any and all other agreements on behalf of the Company, with any other person for any purpose, in such forms as the Board of Directors may approve;

(i) To employ or engage property managers, brokers, finders, accountants, legal counsel, investment bankers, managing agents, or other experts or employees or agents to perform services for the Company and to compensate them from Company funds;

(j) To make distributions in accordance with Section 3.1;

(k) To furnish the Member with information relating to the Company;

(l) To prepare, or cause to be prepared, and file, on behalf of the Company, any required tax returns and to make any available or necessary elections in connection therewith;

(m) To do and perform all other acts as may be necessary or appropriate to the conduct of the Company's business.

Unless authorized in writing to do so by this Agreement or by the Board of Directors of the Company, no attorney-in-fact, employee, or other agent of the Company shall have any power or authority to bind the Company in any way, to pledge its credit or to render it liable for any purpose.

4.3 **Contracts with Affiliates**. The Board of Directors may cause the Company to enter into contracts relating to any of the transactions described in Section 4.2 above with the Member or any direct or indirect subsidiary of the Member.

4.4 **Number, Tenure, and Qualifications of Directors**. The number of, and members of, the Board of Directors shall be determined by the Member as evidenced by a written instrument or consent filed with the records of the Company. Each Director shall hold office until the next annual meeting of the Member and, if later, until a qualified successor has been appointed or elected and qualified as provided herein, or until the Director's death, resignation or removal, if sooner. Directors need not be Members or residents of the State of Delaware but must be natural persons.

4.5 **Meetings of the Board of Directors; Action by Board of Directors**.

(a) Frequency and Place of Meetings. The Board of Directors shall meet as often as is necessary or desirable to carry out its functions on such dates and times as the Board of Directors may determine from time to time. Meetings of the Board of Directors shall be held at such place within the State of Illinois that has been designated from time to time by the Board of Directors. Notice of the date, time and purpose of each regular and special meeting shall be delivered personally or by telephone to each Director or sent by first class mail or facsimile transmission, charges prepaid, addressed to each Director at his or her address or facsimile address or number as appears on the records of the Company at least two days prior to the date scheduled for a meeting. A Director may waive the requirement of notice of a meeting either by attending a meeting for which notice was not given or executing a written waiver before or after such meeting.

(b) Action by Written Consent. Any action required or permitted to be taken at any meeting of the Board of Directors or any committee thereof may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken shall be signed by the Directors having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting.

(c) Quorum; Attendance by Telephone; Vote. A majority of the Directors shall be necessary to constitute a quorum for the transaction of business, and the acts of a majority of the Directors present and voting at a meeting at which a quorum is present shall be the acts of the Board of Directors. Any one or all of the Directors may participate in a meeting of the Board of Directors by means of a conference telephone or similar communication device that allows all persons participating in the meeting to simultaneously hear each other during the meeting, and such participation in the meeting shall be equivalent of being present in person at such meeting. For each Board of Directors decision, each Director shall have one vote. There shall not be classes of Directors. Unless otherwise provided in the Agreement, on any matter that is to be voted on by Directors, the Directors may vote in person or by proxy.

(d) Records. The Company shall maintain within the State of Illinois permanent written records of all actions taken by the Directors pursuant to any provision of this Agreement, including minutes of all meetings of the Board of Directors and copies of all actions taken by written consent of the Directors.

4.6 **Directors Have No Exclusive Duty to Company**. The Directors shall not be required to manage the Company as their sole and exclusive function and they may have other business interests and may engage in other activities in addition to those relating to the Company. Neither the Company nor any Member shall have any right, by virtue of this Agreement, to share or participate in such other investments or activities of the Directors or to the income or proceeds derived from such investments or activities. The Directors shall incur no liability to the Company or to any of the Members as a result of engaging in any other business or venture.

4.7 **Officers**. The Company may have such officers and agents with such respective rights and duties as the Directors may from time to time determine. The Directors may delegate to one or more agents, officers, employees or other persons (who shall not be deemed "managers" within the meaning of the Act or "directors" for purposes of this Agreement) any and all powers to manage the Company that the Directors possess under this Agreement and the Act. The officers shall serve at the pleasure of the Board of Directors and until their qualified successor or successors shall be duly elected. The officers, in the performance of their duties as such, shall owe to the Company duties of loyalty and due care of the type owed by the officers of a corporation to such corporation and its stockholders under the laws of the State of Delaware.

4.8 **Resignation of Directors**. Any Director of the Company may resign at any time by giving written notice to the Member and the secretary of the Company, if any, and, if not, to the other remaining Directors. The resignation of any Director shall take effect upon receipt of that notice or at such later time as shall be specified in the notice; and, unless otherwise specified in the notice, the acceptance of the resignation shall not be necessary to make it effective. The resignation of a Director shall not constitute the withdrawal of the Member.

4.9 **Vacancies on Board of Directors**. In the event that a vacancy occurs for any reason in the Board of Directors of the Company, a special meeting of the Member may be called by the Member for the purpose of electing a Director to fill such vacancy in accordance with Section 4.4. In the absence of such a special meeting, any vacancy in the Board of Directors shall be filled in accordance with Section 4.4 at the next annual meeting of the Member.

4.10 **Compensation of Directors and Others**. The Directors shall not be entitled to receive compensation for their services as Directors. The Member acknowledges that one or more Directors may act in various capacities with respect to the Company and that, in exchange for services rendered in connection with the Company (other than services relating to the Board of Directors), the Directors and companies and persons affiliated with them may receive such fees and compensation as are fixed by the Board of Directors, with the approval of the Member. The Board of Directors expressly reserves the right to contract for management, consulting or other services with an affiliated or unaffiliated company; provided that any such contracts shall be subject to the provisions of Section 4.3 of this Agreement (if any), and that fees and other compensation paid to affiliates of a Director may not exceed market rates for similar services in the same region.

4.11 **Voting Powers of Member**.

(a) General Rules. The Member, as such, shall not have any voting rights or take any part in the day-to-day management or conduct of the business of the Company, nor shall the Member have any right or authority to act for or bind the Company. Actions and decisions that do require the approval of the Member pursuant to any provision of this Agreement or applicable law may be authorized or made by affirmative vote of the Member. Such vote may be taken at a meeting of the Member or by written consent without a meeting.

(b) Meetings. An annual meeting of the Member may be held for the purpose of electing Directors and conducting such additional business as shall properly come before the meeting in each calendar year. The Board of Directors shall, by resolution, set the date, time and location within the State of Illinois of any such annual meeting. In addition, Member may call a meeting within the State of Illinois to consider approval of an action or decision under any provision of this Agreement.

(c) Action by Written Consent. Any action required or permitted to be taken at a meeting of the Member may be taken without a meeting if, prior or subsequent to the action, a written consent in lieu of a meeting, setting forth the action so taken or to be taken shall be signed by such Member.

(d) Records. The Company shall maintain permanent written records of all actions taken by the Member pursuant to any provision of this Agreement, including minutes of all meetings of the Member, copies of all actions taken by written consent of the Member.

ARTICLE V
TRANSFER OF MEMBERSHIP INTERESTS

5.1 **General Restriction**. Until and unless this Agreement is appropriately amended to contemplate the admission of additional members, the Member may not transfer, whether voluntarily or involuntarily, any portion of its membership interest in the Company; provided, however, that the Member may assign or otherwise transfer its membership interest to any of its direct or indirect subsidiaries ("permitted transfers"). For purposes of this Agreement, a "transfer" includes, but is not limited to, any sale, assignment, gift, exchange, pledge, hypothecation, collateral assignment or creation of any security interest.

5.2 **Single Member**. Until and unless this Agreement is appropriately amended to contemplate the admission of additional members, the Company shall at all times have only one Member.

ARTICLE VI
DISSOCIATION OF THE MEMBER

6.1 **Dissociation**. The Member shall not be entitled voluntarily to withdraw, resign or dissociate from the Company or assign its membership interest prior to the dissolution and winding-up of the Company, and any attempt by the Member to do so shall be ineffective; provided, however, that "permitted transfers" under Section 5.1 shall not be a violation of this Section 6.1.

ARTICLE VII
DISSOLUTION AND LIQUIDATION

7.1 **Events Triggering Dissolution**. The Company shall dissolve and commence winding up and liquidation upon the first to occur of any of the following ("Liquidating Events"):

(a) the written consent of the Member; or

(b) the entry of a decree of judicial dissolution under Section 18-802 of the Act.

The Company shall not be dissolved for any other reason, including without limitation, the Member's becoming bankrupt or executing an assignment for the benefit of creditors and any such bankruptcy or assignment (unless a "permitted transfer" under Section 5.1) shall not effect a transfer of any portion of Member's membership interest in the Company.

7.2 **Liquidation**. Upon dissolution of the Company in accordance with Section 7.1, the Company shall be wound up and liquidated by the Member or by a liquidating manager selected by the Board of Directors. The proceeds of such liquidation shall be applied and distributed in the following order of priority:

(a) to creditors, including the Member if it is a creditor, in the order of priority as established by law, in satisfaction of liabilities of the Company (whether by payment or the making of reasonable provision for payment thereof) other than liabilities for which reasonable provision for payment has been made and liabilities for distributions to the Member under the Act; and then

(b) to the setting up of any reserves in such amount and for such period as shall be necessary to make reasonable provisions for payment of all contingent, conditional or unmatured claims and obligations known to the Company and all claims and obligations known to the Company but for which the identity of the claimant is unknown; and then

(c) to the Member, which liquidating distribution may be made to the Member in cash or in kind, or partly in cash and partly in kind.

7.3 **Certificate of Dissolution**. Upon the dissolution of the Company and the completion of the liquidation and winding up of the Company's affairs and business, the Board of Directors or the liquidating manager shall on behalf of the Company prepare and file a certificate of dissolution with the Secretary of State of the State of Delaware, if and as required by the Act. When such certificate is filed, the Company's existence shall cease.

ARTICLE VIII
ACCOUNTING AND FISCAL MATTERS

8.1 **Fiscal Year**. The fiscal year of the Company shall be the calendar year.

8.2 **Method of Accounting**. The Member shall select a method of accounting for the Company as deemed necessary or advisable and shall keep, or cause to be kept, full and accurate records of all transactions of the Company in accordance with sound accounting principles consistently applied.

8.3 **Financial Books and Records**. All books of account shall, at all times, be maintained in the principal office of the Company or at such other location within the State of Illinois as specified by the Member.

ARTICLE IX
INDEMNIFICATION

9.1 **Liability of Officers and Directors; Limits**. No Director or officer of the Company shall be liable to the Company or to any Member for any loss or damage sustained by the Company or to any Member, unless the loss or damage shall have been the result of:

(a) gross negligence, fraud or intentional misconduct, bad faith or knowing violation of law by the Director or officer in question;

(b) a breach of the duty of loyalty of such Director or officer to the Company or the Member;

(c) a transaction from which the officer or Director derived an improper personal benefit;

(d) in the case of an officer, breach of such person's duties pursuant to Section 4.7; (the conduct described in each of the foregoing clauses (a) through (d), inclusive, being hereinafter referred to as "Improper Conduct"). In performing his or her duties, each such person shall be entitled to rely in good faith on the provisions of this Agreement and on information, opinions, reports or statements (including financial statements and information, opinions, reports or statements as to the value or amount of the assets, liabilities, profits or losses of the Company or any facts pertinent to the existence and amount of assets from which distributions to the Member might properly be paid) of the following other persons or groups: one or more officers or employees of the Company; any attorney, independent accountant, appraiser or other expert or professional employed or engaged by or on behalf of the Company; any Director; or any other person who has been selected with reasonable care by or on behalf of the Company or the Member, in each case as to matters which such relying person reasonably believes to be within such other person's competence. The preceding sentence shall in no way limit any person's right to rely on information to the extent provided in Section 18-406 of the Act.

9.2 **Limited Liability**. Except as otherwise provided by the Act, the debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of the Company, and no Member, Director or officer of the Company shall be obligated personally for any such debt, obligation or liability of the Company solely by reason of being a Member, Director or officer of the Company. The Member shall not be required to lend any funds to the Company. If and to the extent the Member's Capital Contribution shall be fully paid, the Member shall not, except as required by the express provisions of the Act regarding repayment of sums wrongfully distributed to the Member, be required to make any further contributions.

9.3 **Right to Indemnification**. Subject to the limitations and conditions as provided in this Article 9, each person who was or is made a party or is threatened to be made a party to or is involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or arbitrative (hereinafter a "Proceeding"), or any appeal in such a Proceeding or any inquiry or investigation that could lead to such a Proceeding, by reason of the fact that he, or a person of which he is the legal representative, is or was a Director, Member or officer shall be indemnified by the Company to the fullest extent permitted by applicable law, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Company to provide broader indemnification rights than said law permitted the Company to provide prior to such amendment) against judgments, penalties (including excise and similar taxes and punitive damages), fines, settlements and reasonable expenses (including, without limitation, reasonable attorneys' fees) actually incurred by such person in connection with such Proceeding, appeal, inquiry or investigation, and indemnification under this Article 9 shall continue as to a person who has ceased to serve in the capacity which initially entitled such person to indemnity hereunder. The rights granted pursuant to this Article 9 shall be deemed contract rights, and no amendment, modification or repeal of this Article 9 shall have the effect of limiting or denying any such rights with respect to actions taken or Proceedings, appeals, inquiries or investigations arising prior to any amendment, modification or repeal. It is expressly acknowledged that the indemnification provided in this Article 9 could involve indemnification for negligence or under theories of strict liability. Notwithstanding the foregoing, no such indemnity shall extend to any officer or Director to the extent that any Proceeding or such judgment, penalty, fine, settlement or expense results from Improper Conduct on the part of such officer or Director.

9.4 **Advance Payment**. The right to indemnification conferred in this Article 9 shall include the right to be paid or reimbursed by the Company the reasonable expenses incurred by a person of the type entitled to be indemnified under Section 9.3 who was, is or is threatened to be, made a named defendant or respondent in a Proceeding in advance of the final disposition of the Proceeding and without any determination as to the person's ultimate entitlement to indemnification; provided, however, that the payment of such expenses incurred by any such person in advance of the final disposition of a Proceeding shall be made only upon delivery to the

Company of a written affirmation by such person of his or her good faith belief that he has met the standard of conduct necessary for indemnification under Article 9 and a written undertaking, by or on behalf of such person, to repay all amounts so advanced if it shall ultimately be determined that such indemnified person is not entitled to be indemnified under this Article 9 or otherwise.

9.5 **Indemnification of Employees and Agents**. The Company, upon the direction of the Board of Directors, may indemnify and advance expenses to an employee or agent of the Company to the same extent and subject to the same conditions under which it may indemnify and advance expenses under Sections 9.3 and 9.4. Notwithstanding the foregoing, no such indemnity shall extend to any employee or agent to the extent that any Proceeding or judgment, penalty, fine, settlement or expenses result from Improper Conduct on the part of such employee or agent.

9.6 **Appearance as a Witness**. Notwithstanding any other provision of this Article 9, the Company may pay or reimburse reasonable out-of-pocket expenses incurred by any Member, Director, officer or agent in connection with his or her appearance as a witness or other participation in a Proceeding at a time when he is not a named defendant or respondent in the Proceeding.

9.7 **Nonexclusivity of Rights**. The right to indemnification and the advancement and payment of expenses conferred in this Article 9 shall not be exclusive of any other right that a Member, Director, officer or other person indemnified pursuant to this Article 9 may have or hereafter acquire under any law (common or statutory) or provision of this Agreement.

9.8 **Insurance**. The Company may purchase and maintain (if and to the extent feasible, as determined by the Board of Directors) insurance, at its expense, to protect itself and any Director, officer or agent of the Company who is or was serving at the request of the Company as a manager, representative, director, officer, partner, venturer, proprietor, trustee, employee, agent or similar functionary of another foreign or domestic limited liability company, corporation, partnership, joint venture, sole proprietorship, trust, employee benefit plan or other enterprise against any expense, liability or loss, whether or not the Company would have the power to indemnify such person against such expense, liability or loss under this Article 9.

9.9 **Savings Clause**. If this Article 9 or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Company shall nevertheless indemnify and hold harmless each person indemnified pursuant to this Article 9 as to costs, charges and expenses (including reasonable attorneys' fees), judgments, fines and amounts paid in settlement with respect to any such Proceeding, appeal, inquiry or investigation to the full extent permitted by any applicable portion of this Article 9 that shall not have been invalidated and to the fullest extent permitted by applicable law.

ARTICLE X
MISCELLANEOUS

10.1 **Binding Effect**. Except as otherwise provided in this Agreement to the contrary, this Agreement shall be binding upon and inure to the benefit of the Member and, subject to Article V, its successors and assigns.

10.2 **Governing Law**. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware without reference to conflict of laws principles.

10.3 **Severability**. The invalidity or unenforceability of any particular provision of this Agreement shall be construed in all respects as if such invalid or unenforceable provision were omitted.

10.4 **Gender**. As used in this Agreement, the masculine gender shall include the feminine and the neuter, and vice versa and the singular shall include the plural.

IN WITNESS WHEREOF, the Member has signed this instrument on and as of the date first written above.

EXELON CORPORATION

By: Pamela B. Strobel

Name: Pamela B. Strobel

Title: Executive Vice President

1.5 Duration. Unless the Company shall be earlier terminated in accordance with Article VII, it shall continue in existence in perpetuity.

1.6 Other Activities of Member. The Member may engage in or possess an interest in other business ventures of any nature, whether or not similar to or competitive with the activities of the Company.

ARTICLE II
CAPITAL CONTRIBUTIONS

2.1 Capital Contributions. The Member, as its contribution to the capital of the Company, has contributed or is contributing, pursuant to a Contribution Agreement of even date, all the shares owned by it of the issued and outstanding common stock of Commonwealth Edison Company and of PECO Energy Company. The receipt by the Member from the Company of any distributions whatsoever (whether pursuant to Section 3.1 or otherwise and whether or not such distributions may be considered a return of capital) shall not increase the Member's obligations under this Section 2.1.

2.2 Additional Capital Contributions. Except as provided in Section 2.1, the Member may, but shall not be required to, make additional capital contributions to the Company.

2.3 Limitation of Liability of Member. Except as may be expressly required by this Agreement or applicable law, neither the Member nor any Director shall have any liability or obligation for any debts, liabilities or obligations of the Company, or of any agent or employee of the Company, except that the Member may be obligated up to the amount of its capital contribution.

2.4 Loans. If the Member makes any loans to the Company, or advances money on its behalf, the amount of any such loan or advance shall not be deemed an increase in, or contribution to, the capital contribution of the Member. If the Company makes any loans to the Member, or advances money on its behalf, the amount of any such loan or advance shall not be deemed a decrease in capital of the Member or a distribution to the Member. Interest shall accrue on any such loan or loans at an annual rate agreed to by the Company and the Member (but not in excess of the maximum rate allowable under applicable usury laws).

2.5 Record of Membership Interest. The Directors shall cause accurate records of the membership interests to be maintained but there shall be no certificates evidencing membership interests.

ARTICLE III
DISTRIBUTIONS

3.1 Distributions. The Company shall make distributions to the Member at the times and in the manner that the Board of Directors deems appropriate and as permitted by law.

ARTICLE IV
RIGHTS AND DUTIES OF THE MANAGERS AND MEMBER

4.1 Management.

(a) The business and affairs of the Company shall be managed by a board of managers which, in accordance with Section 18-402 of the Act, shall be designated and known for purposes of this Agreement as the Board of Directors and each individual manager, a Director. In all cases in which the terms "Directors," "Board of Directors" and their derivatives are used in this Agreement, reference shall be to "Managers" and a "Board of Managers" under the Act.

(b) Except for situations in which the approval of the Members is expressly required by this Agreement or by non-waivable provisions of applicable law, the Board of Directors shall have full and complete authority, power, and discretion to manage and control the business, affairs, and properties of the Company, to make all decisions regarding those matters and to perform any and all other acts or activities customary or incident to the management of the Company's business. Each Director shall be an agent of the Company and shall have the right, power and authority to transact any business in the name of the Company to the degree authorized by the Board of Directors and to act for or on behalf of or to bind the Company to the degree authorized by the Board of Directors. Nothing contained in this Agreement shall require any person to inquire into the authority of the Directors to execute and deliver any document on behalf of the Company or to bind the Company pursuant to such document. In addition, the Board of Directors shall have the power and authority to appoint and remove, by resolution, one or more persons to act as agents of the Company to the degree authorized by the Board of Directors with the power and authority to transact business in the name of the Company and to act for or on behalf of or to bind the Company to the degree authorized by the Board of Directors.

4.2 Certain Powers of Board of Directors. Without limiting the generality of Section 4.1 above, the Board of Directors shall have power and authority, to cause the Company, in its own name:

(a) To purchase, lease or otherwise acquire or obtain the use of staff and personnel, and material, and other types of real and personal property that may be deemed necessary or desirable in connection with carrying on the business of the Company;

(b) To purchase liability, errors and omissions and other insurance to protect the Company's property and business;

(c) To invest any Company funds (by way of example but not limitation) in time deposits, short-term government obligations, commercial paper, money market mutual funds or other similar investments, including the lending of funds to the Member;

(d) To receive capital contributions from the Member;

(e) To establish a record date with respect to all actions to be taken hereunder that require a record date to be established, including with respect to allocations and distributions;

(f) To open, maintain and close bank accounts and establish accounts for the Company and draw checks and other orders for the payment of money, and pay the Company's operating expenses in the ordinary course of the Company's business;

(g) To execute all instruments and documents, including, without limitation, the following: checks; drafts; notes and other negotiable instruments; mortgages or deeds of trust; security agreements; financing statements; documents providing for the acquisition, mortgage or disposition of the Company's property; assignments; bills of sale; leases; partnership agreements; operating agreements of other limited liability companies; and any other instruments or documents necessary, in the opinion of the Board of Directors, to the business of the Company;

(h) To enter into any and all other agreements on behalf of the Company, with any other person for any purpose, in such forms as the Board of Directors may approve;

(i) To employ or engage property managers, brokers, finders, accountants, legal counsel, investment bankers, managing agents, or other experts or employees or agents to perform services for the Company and to compensate them from Company funds;

(j) To make distributions in accordance with Section 3.1;

(k) To furnish the Member with information relating to the Company;

(l) To prepare, or cause to be prepared, and file, on behalf of the Company, any required tax returns and to make any available or necessary elections in connection therewith;

(m) To do and perform all other acts as may be necessary or appropriate to the conduct of the Company's business.

Unless authorized in writing to do so by this Agreement or by the Board of Directors of the Company, no attorney-in-fact, employee, or other agent of the Company shall have any power or authority to bind the Company in any way, to pledge its credit or to render it liable for any purpose.

4.3 Contracts with Affiliates. The Board of Directors may cause the Company to enter into contracts relating to any of the transactions described in Section 4.2 above with the Member or any direct or indirect subsidiary of the Member.

4.4 Number, Tenure, and Qualifications of Directors. The number of, and members of, the Board of Directors shall be determined by the Member as evidenced by a written instrument or consent filed with the records of the Company. Each Director shall hold office until the next annual meeting of the Member and, if later, until a qualified successor has been appointed or elected and qualified as provided herein, or until the Director's death, resignation or removal, if sooner. Directors need not be Members or residents of the State of Delaware but must be natural persons.

4.5 Meetings of the Board of Directors; Action by Board of Directors.

(a) Frequency and Place of Meetings. The Board of Directors shall meet as often as is necessary or desirable to carry out its functions on such dates and times as the Board of Directors may determine from time to time. Meetings of the Board of Directors shall be held at such place within the State of Illinois that has been designated from time to time by the Board of Directors. Notice of the date, time and purpose of each regular and special meeting shall be delivered personally or by telephone to each Director or sent by first class mail or facsimile transmission, charges prepaid, addressed to each Director at his or her address or facsimile address or number as appears on the records of the Company at least two days prior to the date scheduled for a meeting. A Director may waive the requirement of notice of a meeting either by attending a meeting for which notice was not given or executing a written waiver before or after such meeting.

(b) Action by Written Consent. Any action required or permitted to be taken at any meeting of the Board of Directors or any committee thereof may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken shall be signed by the Directors having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting.

(c) Quorum; Attendance by Telephone; Vote. A majority of the Directors shall be necessary to constitute a quorum for the transaction of business, and the acts of a majority of the Directors present and voting at a meeting at which a quorum is present shall be the acts of the Board of Directors. Any one or all of the Directors may participate in a meeting of the Board of Directors by means of a conference telephone or similar communication device that allows all persons participating in the meeting to simultaneously hear each other during the meeting, and such participation in the meeting shall be equivalent of being present in person at such meeting. For each Board of Directors decision, each Director shall have one vote. There shall not be classes of Directors. Unless otherwise provided in the Agreement, on any matter that is to be voted on by Directors, the Directors may vote in person or by proxy.

(d) Records. The Company shall maintain within the State of Illinois permanent written records of all actions taken by the Directors pursuant to any provision of this Agreement, including minutes of all meetings of the Board of Directors and copies of all actions taken by written consent of the Directors.

4.6 **Directors Have No Exclusive Duty to Company**. The Directors shall not be required to manage the Company as their sole and exclusive function and they may have other business interests and may engage in other activities in addition to those relating to the Company. Neither the Company nor any Member shall have any right, by virtue of this Agreement, to share or participate in such other investments or activities of the Directors or to the income or proceeds derived from such investments or activities. The Directors shall incur no liability to the Company or to any of the Members as a result of engaging in any other business or venture.

4.7 **Officers**. The Company may have such officers and agents with such respective rights and duties as the Directors may from time to time determine. The Directors may delegate to one or more agents, officers, employees or other persons (who shall not be deemed "managers" within the meaning of the Act or "directors" for purposes of this Agreement) any and all powers to manage the Company that the Directors possess under this Agreement and the Act. The officers shall serve at the pleasure of the Board of Directors and until their qualified successor or successors shall be duly elected. The officers, in the performance of their duties as such, shall owe to the Company duties of loyalty and due care of the type owed by the officers of a corporation to such corporation and its stockholders under the laws of the State of Delaware.

4.8 **Resignation of Directors**. Any Director of the Company may resign at any time by giving written notice to the Member and the secretary of the Company, if any, and, if not, to the other remaining Directors. The resignation of any Director shall take effect upon receipt of that notice or at such later time as shall be specified in the notice; and, unless otherwise specified in the notice, the acceptance of the resignation shall not be necessary to make it effective. The resignation of a Director shall not constitute the withdrawal of the Member.

4.9 **Vacancies on Board of Directors**. In the event that a vacancy occurs for any reason in the Board of Directors of the Company, a special meeting of the Member may be called by the Member for the purpose of electing a Director to fill such vacancy in accordance with Section 4.4. In the absence of such a special meeting, any vacancy in the Board of Directors shall be filled in accordance with Section 4.4 at the next annual meeting of the Member.

4.10 **Compensation of Directors and Others**. The Directors shall not be entitled to receive compensation for their services as Directors. The Member acknowledges that one or more Directors may act in various capacities with respect to the Company and that, in exchange for services rendered in connection with the Company (other than services relating to the Board of Directors), the Directors and companies and persons affiliated with them may receive such fees and compensation as are fixed by the Board of Directors, with the approval of the Member. The Board of Directors expressly reserves the right to contract for management, consulting or other services with an affiliated or unaffiliated company; provided that any such contracts shall be subject to the provisions of Section 4.3 of this Agreement (if any), and that fees and other compensation paid to affiliates of a Director may not exceed market rates for similar services in the same region.

4.11 Voting Powers of Member.

(a) General Rules. The Member, as such, shall not have any voting rights or take any part in the day-to-day management or conduct of the business of the Company, nor shall the Member have any right or authority to act for or bind the Company. Actions and decisions that do require the approval of the Member pursuant to any provision of this Agreement or applicable law may be authorized or made by affirmative vote of the Member. Such vote may be taken at a meeting of the Member or by written consent without a meeting.

(b) Meetings. An annual meeting of the Member may be held for the purpose of electing Directors and conducting such additional business as shall properly come before the meeting in each calendar year. The Board of Directors shall, by resolution, set the date, time and location within the State of Illinois of any such annual meeting. In addition, Member may call a meeting within the State of Illinois to consider approval of an action or decision under any provision of this Agreement.

(c) Action by Written Consent. Any action required or permitted to be taken at a meeting of the Member may be taken without a meeting if, prior or subsequent to the action, a written consent in lieu of a meeting, setting forth the action so taken or to be taken shall be signed by such Member.

(d) Records. The Company shall maintain permanent written records of all actions taken by the Member pursuant to any provision of this Agreement, including minutes of all meetings of the Member, copies of all actions taken by written consent of the Member.

ARTICLE V
TRANSFER OF MEMBERSHIP INTERESTS

5.1 General Restriction. Until and unless this Agreement is appropriately amended to contemplate the admission of additional members, the Member may not transfer, whether voluntarily or involuntarily, any portion of its membership interest in the Company; provided, however, that the Member may assign or otherwise transfer its membership interest to any of its direct or indirect subsidiaries ("permitted transfers"). For purposes of this Agreement, a "transfer" includes, but is not limited to, any sale, assignment, gift, exchange, pledge, hypothecation, collateral assignment or creation of any security interest.

5.2 Single Member. Until and unless this Agreement is appropriately amended to contemplate the admission of additional members, the Company shall at all times have only one Member.

ARTICLE VI
DISSOCIATION OF THE MEMBER

6.1 Dissociation. The Member shall not be entitled voluntarily to withdraw, resign or dissociate from the Company or assign its membership interest prior to the dissolution and winding-up of the Company, and any attempt by the Member to do so shall be ineffective; provided, however, that "permitted transfers" under Section 5.1 shall not be a violation of this Section 6.1.

ARTICLE VII
DISSOLUTION AND LIQUIDATION

7.1 Events Triggering Dissolution. The Company shall dissolve and commence winding up and liquidation upon the first to occur of any of the following ("Liquidating Events"):

(a) the written consent of the Member; or

(b) the entry of a decree of judicial dissolution under Section 18-802 of the Act.

The Company shall not be dissolved for any other reason, including without limitation, the Member's becoming bankrupt or executing an assignment for the benefit of creditors and any such bankruptcy or assignment (unless a "permitted transfer" under Section 5.1) shall not effect a transfer of any portion of Member's membership interest in the Company.

7.2 Liquidation. Upon dissolution of the Company in accordance with Section 7.1, the Company shall be wound up and liquidated by the Member or by a liquidating manager selected by the Board of Directors. The proceeds of such liquidation shall be applied and distributed in the following order of priority:

(a) to creditors, including the Member if it is a creditor, in the order of priority as established by law, in satisfaction of liabilities of the Company (whether by payment or the making of reasonable provision for payment thereof) other than liabilities for which reasonable provision for payment has been made and liabilities for distributions to the Member under the Act; and then

(b) to the setting up of any reserves in such amount and for such period as shall be necessary to make reasonable provisions for payment of all contingent, conditional or unmatured claims and obligations known to the Company and all claims and obligations known to the Company but for which the identity of the claimant is unknown; and then

(c) to the Member, which liquidating distribution may be made to the Member in cash or in kind, or partly in cash and partly in kind.

7.3 Certificate of Dissolution. Upon the dissolution of the Company and the completion of the liquidation and winding up of the Company's affairs and business, the Board of Directors or the liquidating manager shall on behalf of the Company prepare and file a certificate of dissolution with the Secretary of State of the State of Delaware, if and as required by the Act. When such certificate is filed, the Company's existence shall cease.

ARTICLE VIII
ACCOUNTING AND FISCAL MATTERS

8.1 Fiscal Year. The fiscal year of the Company shall be the calendar year.

8.2 Method of Accounting. The Member shall select a method of accounting for the Company as deemed necessary or advisable and shall keep, or cause to be kept, full and accurate records of all transactions of the Company in accordance with sound accounting principles consistently applied.

8.3 Financial Books and Records. All books of account shall, at all times, be maintained in the principal office of the Company or at such other location within the State of Illinois as specified by the Member.

ARTICLE IX
INDEMNIFICATION

9.1 Liability of Officers and Directors; Limits. No Director or officer of the Company shall be liable to the Company or to any Member for any loss or damage sustained by the Company or to any Member, unless the loss or damage shall have been the result of:

(a) gross negligence, fraud or intentional misconduct, bad faith or knowing violation of law by the Director or officer in question;

(b) a breach of the duty of loyalty of such Director or officer to the Company or the Member;

(c) a transaction from which the officer or Director derived an improper personal benefit;

(d) in the case of an officer, breach of such person's duties pursuant to Section 4.7; (the conduct described in each of the foregoing clauses (a) through (d), inclusive, being hereinafter referred to as "Improper Conduct"). In performing his or her duties, each such person shall be entitled to rely in good faith on the provisions of this Agreement and on information, opinions, reports or statements (including financial statements and information, opinions, reports or statements as to the value or amount of the assets, liabilities, profits or losses of the Company or any facts pertinent to the existence and amount of assets from which distributions to the Member might properly be paid) of the following other persons or groups: one or more officers or employees of the Company; any attorney, independent accountant, appraiser or other expert or professional employed or engaged by or on behalf of the Company; any Director; or any other person who has been selected with reasonable care by or on behalf of the Company or the Member, in each case as to matters which such relying person reasonably believes to be within such other person's competence. The preceding sentence shall in no way limit any person's right to rely on information to the extent provided in Section 18-406 of the Act.

9.2 Limited Liability. Except as otherwise provided by the Act, the debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of the Company, and no Member, Director or officer of the Company shall be obligated personally for any such debt, obligation or liability of the Company solely by reason of being a Member, Director or officer of the Company. The Member shall not be required to lend any funds to the Company. If and to the extent the Member's Capital Contribution shall be fully paid, the Member shall not, except as required by the express provisions of the Act regarding repayment of sums wrongfully distributed to the Member, be required to make any further contributions.

9.3 Right to Indemnification. Subject to the limitations and conditions as provided in this Article 9, each person who was or is made a party or is threatened to be made a party to or is involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or arbitrative (hereinafter a "Proceeding"), or any appeal in such a Proceeding or any inquiry or investigation that could lead to such a Proceeding, by reason of the fact that he, or a person of which he is the legal representative, is or was a Director, Member or officer shall be indemnified by the Company to the fullest extent permitted by applicable law, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Company to provide broader indemnification rights than said law permitted the Company to provide prior to such amendment) against judgments, penalties (including excise and similar taxes and punitive damages), fines, settlements and reasonable expenses (including, without limitation, reasonable attorneys' fees) actually incurred by such person in connection with such Proceeding, appeal, inquiry or investigation, and indemnification under this Article 9 shall continue as to a person who has ceased to serve in the capacity which initially entitled such person to indemnity hereunder. The rights granted pursuant to this Article 9 shall be deemed contract rights, and no amendment, modification or repeal of this Article 9 shall have the effect of limiting or denying any such rights with respect to actions taken or Proceedings, appeals, inquiries or investigations arising prior to any amendment, modification or repeal. It is expressly acknowledged that the indemnification provided in this Article 9 could involve indemnification for negligence or under theories of strict liability. Notwithstanding the foregoing, no such indemnity shall extend to any officer or Director to the extent that any Proceeding or such judgment, penalty, fine, settlement or expense results from Improper Conduct on the part of such officer or Director.

9.4 Advance Payment. The right to indemnification conferred in this Article 9 shall include the right to be paid or reimbursed by the Company the reasonable expenses incurred by a person of the type entitled to be indemnified under Section 9.3 who was, is or is threatened to be, made a named defendant or respondent in a Proceeding in advance of the final disposition of the Proceeding and without any determination as to the person's ultimate entitlement to indemnification; provided, however, that the payment of such expenses incurred by any such person in advance of the final disposition of a Proceeding shall be made only upon delivery to the

Company of a written affirmation by such person of his or her good faith belief that he has met the standard of conduct necessary for indemnification under Article 9 and a written undertaking, by or on behalf of such person, to repay all amounts so advanced if it shall ultimately be determined that such indemnified person is not entitled to be indemnified under this Article 9 or otherwise.

9.5 Indemnification of Employees and Agents. The Company, upon the direction of the Board of Directors, may indemnify and advance expenses to an employee or agent of the Company to the same extent and subject to the same conditions under which it may indemnify and advance expenses under Sections 9.3 and 9.4. Notwithstanding the foregoing, no such indemnity shall extend to any employee or agent to the extent that any Proceeding or judgment, penalty, fine, settlement or expenses result from Improper Conduct on the part of such employee or agent.

9.6 Appearance as a Witness. Notwithstanding any other provision of this Article 9, the Company may pay or reimburse reasonable out-of-pocket expenses incurred by any Member, Director, officer or agent in connection with his or her appearance as a witness or other participation in a Proceeding at a time when he is not a named defendant or respondent in the Proceeding.

9.7 Nonexclusivity of Rights. The right to indemnification and the advancement and payment of expenses conferred in this Article 9 shall not be exclusive of any other right that a Member, Director, officer or other person indemnified pursuant to this Article 9 may have or hereafter acquire under any law (common or statutory) or provision of this Agreement.

9.8 Insurance. The Company may purchase and maintain (if and to the extent feasible, as determined by the Board of Directors) insurance, at its expense, to protect itself and any Director, officer or agent of the Company who is or was serving at the request of the Company as a manager, representative, director, officer, partner, venturer, proprietor, trustee, employee, agent or similar functionary of another foreign or domestic limited liability company, corporation, partnership, joint venture, sole proprietorship, trust, employee benefit plan or other enterprise against any expense, liability or loss, whether or not the Company would have the power to indemnify such person against such expense, liability or loss under this Article 9.

9.9 Savings Clause. If this Article 9 or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Company shall nevertheless indemnify and hold harmless each person indemnified pursuant to this Article 9 as to costs, charges and expenses (including reasonable attorneys' fees), judgments, fines and amounts paid in settlement with respect to any such Proceeding, appeal, inquiry or investigation to the full extent permitted by any applicable portion of this Article 9 that shall not have been invalidated and to the fullest extent permitted by applicable law.

ARTICLE X
MISCELLANEOUS

10.1 Binding Effect. Except as otherwise provided in this Agreement to the contrary, this Agreement shall be binding upon and inure to the benefit of the Member and, subject to Article V, its successors and assigns.

10.2 Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware without reference to conflict of laws principles.

10.3 Severability. The invalidity or unenforceability of any particular provision of this Agreement shall be construed in all respects as if such invalid or unenforceable provision were omitted.

10.4 Gender. As used in this Agreement, the masculine gender shall include the feminine and the neuter, and vice versa and the singular shall include the plural.

IN WITNESS WHEREOF, the Member has signed this instrument on and as of the date first written above.

EXELON CORPORATION

By: Pamela B. Strobel

Name: Pamela B. Strobel

Title: Executive Vice President

State of Delaware

Office of the Secretary of State

I, HARRIET SMITH WINDSOR, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY "EXELON VENTURES COMPANY, LLC" IS DULY FORMED UNDER THE LAWS OF THE STATE OF DELAWARE AND IS IN GOOD STANDING AND HAS A LEGAL EXISTENCE SO FAR AS THE RECORDS OF THIS OFFICE SHOW, AS OF THE NINTH DAY OF JANUARY, A.D. 2001.

AND I DO HEREBY FURTHER CERTIFY THAT THE ANNUAL TAXES HAVE NOT BEEN ASSESSED TO DATE.



Harriet Smith Windsor
Secretary of State

3335627 8300

010013169

AUTHENTICATION: 0904704

DATE: 01-09-01

State of Delaware

Office of the Secretary of State

I, HARRIET SMITH WINDSOR, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED ARE TRUE AND CORRECT COPIES OF ALL DOCUMENTS ON FILE OF "EXELON VENTURES COMPANY, LLC" AS RECEIVED AND FILED IN THIS OFFICE.

THE FOLLOWING DOCUMENTS HAVE BEEN CERTIFIED:

CERTIFICATE OF FORMATION, FILED THE TWENTY-NINTH DAY OF DECEMBER, A.D. 2000, AT 4:30 O'CLOCK P.M.

AND I DO HEREBY FURTHER CERTIFY THAT THE EFFECTIVE DATE OF THE AFORESAID CERTIFICATE OF FORMATION IS THE FIRST DAY OF JANUARY, A.D. 2001, AT 12:01 O'CLOCK A.M.

AND I DO HEREBY FURTHER CERTIFY THAT THE AFORESAID CERTIFICATES ARE THE ONLY CERTIFICATES ON RECORD OF THE AFORESAID LIMITED LIABILITY COMPANY.



Harriet Smith Windsor
Secretary of State

3335627 8100H

010013169

AUTHENTICATION: 0904705

DATE: 01-09-01

CERTIFICATE OF FORMATION

OF

EXELON VENTURES COMPANY, LLC

This Certificate of Formation of Exelon Ventures Company, LLC (the "LLC"), dated as of December 29, 2000, is being duly executed and filed by PECO Energy Company, a Pennsylvania corporation, as an authorized person, to form a limited liability company under the Delaware Limited Liability Company Act (6 Del.C. §18-101, et seq.).

FIRST. The name of the limited liability company formed hereby is Exelon Ventures Company, LLC.

SECOND. The address of the registered office of the LLC in the State of Delaware is The Corporation Trust Company, 1209 Orange Street, Wilmington, Delaware 19801

THIRD. The name and address of the registered agent for service of process on the LLC in the State of Delaware is The Corporation Trust Company, 1209 Orange Street, Wilmington, Delaware 19801

FOURTH. This Certificate of Formation shall be effective on January 1, 2001 at 12:01 a.m.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation as of the date first above written.

PECO ENERGY COMPANY
2301 Market Street, Philadelphia, PA 19103

By: [signature]
Name: Jenifer Friel Newman
Title: Organizer/Authorized Person

STATE OF DELAWARE
SECRETARY OF STATE
DIVISION OF CORPORATIONS
FILED 04:30 PM 12/29/2000
010001025 – 3335627

TOTAL P.03

Seq # 30

LIMITED LIABILITY COMPANY OPERATING AGREEMENT

OF

EXELON VENTURES COMPANY, LLC

(a Delaware limited liability company)

This **LIMITED LIABILITY COMPANY OPERATING AGREEMENT** of **EXELON VENTURES COMPANY, LLC,** made as of January 1, 2001. by PECO Energy Company. a Pennsylvania corporation (the "Member"). The Member, intending to be legally bound. hereby sets forth the terms of the agreement as to the affairs of. and the conduct of the business of. a limited liability company (the "Company") to be managed by the Member, as follows:

ARTICLE 1

FORMATION, PURPOSE AND DEFINITIONS

1.1 Establishment of Limited Liability Company. The Member has caused a limited liability company to be established and organized on or about December 27, 2000 pursuant to the provisions of the Delaware Limited Liability Company Act (6 Del.C. 18-101, et seq.). as amended (the "Act"). to carry on a business for profit. This Agreement, in accordance with the Act. states terms relating to the governance and business affairs of the Company. The Member is hereby admitted to membership in the Company and, as provided in Section 5.2 shall be the sole Member of the Company.

1.2 Name. The name of the Company is Exelon Ventures Company, LLC. The Company may conduct its activities under any other name designated by the Member. The Member shall be responsible for complying with any registration requirements if an alternate name is used.

1.3 Principal Place of Business of the Company. The principal place of business of the Company shall be located at such location as the Member, in its discretion, may determine. The registered agent for the service of process, if any, and the registered office, if any. of the Company shall be the person (if any) and location stated in the Company's Certificate of Formation filed with the Office of the Secretary of State of the State of Delaware. The Member may, from time to time, change such registered agent and registered office, by appropriate filings as required by law.

1.4 Purpose. The Company's purpose shall be to engage in any business activity in which a limited liability company may engage under the Act.

1.5 Duration. Unless the Company shall be earlier terminated in accordance with Article 6, it shall continue in existence in perpetuity.

1.6 Other Activities of Member. The Member may engage in or possess an interest in other business ventures of any nature, whether or not similar to or competitive with the activities of the Company.

1.7 Federal Income Tax Status. The Company has elected to be treated as an entity for federal, state and local tax purposes to the extent permitted by law.

1.8 Reorganization and Restructurings. The Company shall have the right and authority, with the consent of the Member, to reorganize and restructure as needed.

1.9 Qualification in other Jurisdictions. The Member shall have the authority to qualify the Company to do business in any foreign jurisdiction in which the conduct of the Company's business or the Company's ownership or leasing of property requires such qualification or makes such qualification, in the judgment of the Member, necessary or desirable.

ARTICLE 2

CAPITAL CONTRIBUTIONS

2.1 Capital Contributions. The Member, as its contribution to the capital of the Company, has contributed $1,000 in cash to the Company. The receipt by the Member from the Company of any distributions whatsoever (whether pursuant to Section 3.1 or otherwise and whether or not such distributions may be considered a return of capital) shall not increase the Member's obligations under this Section 2.1.

2.2 Additional Capital Contributions. The Member may, but shall not be required to, make additional capital contributions to the Company.

2.3 Limitation of Liability of Member. The Member shall not have any liability or obligation for any debts, liabilities or obligations of the Company, or of any agent or employee of the Company, beyond the Member's capital contribution, except as may be expressly required by this Agreement or applicable law.

2.4 Loans. If the Member makes any loans to the Company, or advances money on his behalf, the amount of any such loan or advance shall not be deemed an increase in, or contribution to, the capital contribution of the Member. Interest shall accrue on any such loan at an annual rate agreed to by the Company and the Member (but not in excess of the maximum rate allowable under applicable usury laws).

ARTICLE 3

DISTRIBUTIONS

3.1 Distributions. The Company shall make distributions of cash or other assets to the Member at the times and in the manner that the Member deems appropriate and as permitted by applicable law.

ARTICLE 4

MANAGEMENT OF THE COMPANY

4.1 Management by the Members; Voting Rights. The Company shall be managed by the Member. There shall be no "manager" of the Company within the meaning of Section 18-401 of the Act. Subject to the requirements of the Act and this Agreement, the

Member shall have the right and power to perform, on behalf of and in the name of the Company, all acts required in connection with the formation, operation and dissolution of the Company.

4.2 **Action by Written Consent**. Any action by the Member may be taken in the form of a written consent rather than at a Member's meeting. The Company shall maintain a permanent record of all actions taken by the Member.

4.3 **Powers of the Member**. The Member shall have the power to do any and all acts necessary or convenient to or for the furtherance of the purposes described herein, including all powers, statutory or otherwise, possessed by the Member under the laws of the State of Delaware. Without limiting the generality of the foregoing, the Member shall have the specific power and authority to cause the Company, in the Company's own name:

(a) To sell or otherwise dispose of all or substantially all of the assets of the Company (or a substantial portion of the assets) as part of a single transaction or plan so long as that disposition is not in violation of or a cause of a default under any other agreement to which the Company may be bound;

(b) To execute all instruments and documents, including, without limitation, checks; drafts; notes and other negotiable instruments; mortgages or deeds of trust; security agreements; financing statements; documents providing for the acquisition, mortgage or disposition of the Company's property; assignments; bills of sale; leases; partnership agreements; operating agreements of other limited liability companies; and any other instruments or documents necessary, in the opinion of the Member, to the business of the Company;

(c) To enter into any and all other agreements on behalf of the Company, with any other person for any purpose, in such form as the Member may approve;

(d) To make distributions in accordance with Section 3.1; and

(e) To do and perform all other acts as may be necessary or appropriate to the conduct of the Company's business.

Unless authorized in writing to do so by this Agreement or by the Member, no attorney-in-fact, employee, or other agent of the Company shall have any power or authority to bind the Company in any way, to pledge its credit or to render it liable pecuniarily for any purpose.

4.4 Officers.

(a) Designation and Appointment. The Member may, from time to time, employ and retain persons as may be necessary or appropriate for the conduct of the Company's business (subject to the supervision and control of the Member), including employees, agents and other persons who may be designated as officers of the Company, with titles including but not limited to "chief executive officer," "chairman," "president," "vice president," "treasurer," "secretary," "general manager," "director," "chief financial officer" and "chief operating officer," as and to the extent authorized by the Member. Any number of offices may be held by the same person. In its discretion, the Member may choose not to fill any office for any period as it may deem advisable. Officers need not be residents of the State of Delaware. Any officers so designated shall have such authority and perform such duties as the Member may, from time to time, delegate to them. The Member may assign titles to particular officers. Each officer shall hold office until his or her successor shall be duly designated and shall qualify or until his or her death or until he shall resign or shall have been removed in the manner hereinafter provided. The salaries or other compensation, if any, of the officers of the Company shall be fixed from time to time by the Member.

(b) Resignation/Removal. Any officer may resign as such at any time.

Such resignation shall be made in writing and shall take effect at the time specified therein, or if no time be specified, at the time of its receipt by the Member. The acceptance of a resignation shall not be necessary to make it effective, unless expressly so provided in the resignation. Any officer may be removed as such at any time with or without cause by the Member. Designation of an officer shall not of itself create any contractual or employment rights.

(c) Duties of Officers Generally. The officers, in the performance of their duties as such, shall owe to the Company duties of loyalty and due care of the type owed by the officers of a corporation to such corporation and its stockholders under the laws of the State of Delaware.

4.5 Member Has No Exclusive Duty to Company. The Member shall not be required to manage the Company as its sole and exclusive function and, as provided in Section 1.6, it may have other business interests and may engage in other activities in addition to those relating to the Company. The Company shall not have any right, by virtue of this Agreement, to share or participate in such other investments or activities of the Member or to the income or proceeds derived from such investments or activities. The Member shall incur no liability to the Company as a result of engaging in any other business or venture.

4.6 Indemnification. The Member shall, and any officer, employee or agent of the Company may in the Member's absolute discretion, be indemnified by the Company to the fullest extent permitted by applicable law.

ARTICLE 5

TRANSFER OF MEMBERSHIP INTERESTS

5.1 General Restriction. The Member may transfer all or any portion of its membership interest in the Company at any time or from time to time.

5.2 Single Member. Until and unless this Agreement is appropriately amended to contemplate the admission of additional members, the Company shall at all times have only one Member.

ARTICLE 6

DISSOLUTION AND LIQUIDATION

6.1 Events Triggering Dissolution. The Company shall dissolve and commence winding up and liquidation upon the first to occur of any of the following ("Liquidating Events"):

(a) the written consent of the Member; or

(b) the entry of a decree of judicial dissolution under the Act.

The Company shall not be dissolved for any other reason, including without limitation, the Member's becoming bankrupt or executing an assignment for the benefit of creditors.

6.2 Liquidation. Upon dissolution of the Company in accordance with Section 6.1, the Company shall be wound up and liquidated by the Member or by a liquidating manager selected by the Member. The proceeds of such liquidation shall be applied and distributed in the following order of priority:

(a) to creditors, including the Member if it is a creditor, in the order of priority as established by law, in satisfaction of liabilities of the Company (whether by payment or the making of reasonable provision for payment thereof) other than liabilities for which reasonable provision for payment has been made and liabilities for distributions to the Member under the Act; and then

(b) to the setting up of any reserves in such amount and for such period as shall be necessary to make reasonable provisions for payment of all contingent, conditional or unmatured claims and obligations known to the Company and all claims and obligations known to the Company but for which the identity of the claimant is unknown: and then

(c) to the Member, which liquidating distribution may be made to the Member in cash or in kind. or partly in cash and partly in kind.

6.3 Certificate of Dissolution. Upon the dissolution of the Company and the completion of the liquidation and winding up of the Company's affairs and business, the Member shall on behalf of the Company prepare and file a certificate of dissolution with the Office of the Secretary of the State of the State of Delaware, if and as required by the Act. When such certificate is filed, the Company's existence shall cease.

ARTICLE 7

ACCOUNTING AND FISCAL MATTERS

7.1 Fiscal Year. The fiscal year of the Company shall be the calendar year.

7.2 Method of Accounting. The Member shall select a method of accounting for the Company as deemed necessary or advisable and shall keep, or cause to be kept, full and accurate records of all transactions of the Company in accordance with sound accounting principles consistently applied.

7.3 Financial Books and Records. All books of account shall, at all times, be maintained in the principal office of the Company or at such other location as may be specified by the Member.

ARTICLE 8
RIGHTS AND OBLIGATIONS OF MEMBER; EXCULPATION AND INDEMNIFICATION

8.1 No liability of Member. The Member shall not have any duty to the

Company except as expressly set forth herein, in other written agreements or as otherwise required by applicable law.

8.2 Liability of Officers and Managers; Limits. No Manager or officer of the Company shall be liable to the Company or to any Member for any loss or damage sustained by the Company or to any Member, unless the loss or damage shall have been the result of:

(a) gross negligence, fraud or intentional misconduct, bad faith or knowing violation of law by the Manager or officer in question;

(b) a breach of the duty of loyalty of such Manager or officer to the Company or the Members;

(c) a transaction from which the officer or Manager derived an improper personal benefit:

(d) in the case of an officer. breach of such person's duties pursuant to Section 4.2(c);

(the conduct described in each of the foregoing clauses (a) through (d), inclusive, being hereinafter referred to as "Improper Conduct"). In performing his or her duties, each such person shall be entitled to rely in good faith on the provisions of this Agreement and on information, opinions, reports or statements (including financial statements and information, opinions, reports or statements as to the value or amount of the assets, liabilities, profits or losses of the Company or any facts pertinent to the existence and amount of assets from which distributions to the Member might properly be paid) of the following other persons or groups: one or more officers or employees of the Company; any attorney, independent accountant, appraiser or other expert or professional employed or engaged by or on behalf of the Company; any Manager; or any other person who has been selected with reasonable care by or on behalf of the Company or the

Member, in each case as to matters which such relying person reasonably believes to be within such other person's competence. The preceding sentence shall in no way limit any person's right to rely on information to the extent provided in Section 18-406 of the Act.

8.3 **Limited Liability**. Except as otherwise provided by the Act, the debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of the Company, and no Member, Manager or officer of the Company shall be obligated personally for any such debt, obligation or liability of the Company solely by reason of being a Member, Manager or officer of the Company. The Member shall not be required to lend any funds to the Company. If and to the extent the Member's Capital Contribution shall be fully paid, the Member shall not, except as required by the express provisions of the Act regarding repayment of sums wrongfully distributed to the Member, be required to make any further contributions.

8.4 **Right to Indemnification**. Subject to the limitations and conditions as provided in this Article 8, each person who was or is made a party or is threatened to be made a party to or is involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or arbitrative (hereinafter a "Proceeding"), or any appeal in such a Proceeding or any inquiry or investigation that could lead to such a Proceeding, by reason of the fact that he, or a person of which he is the legal representative, is or was a Manager, Member or officer shall be indemnified by the Company to the fullest extent permitted by applicable law, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Company to provide broader indemnification rights than said law permitted the Company to provide prior to such amendment) against judgments, penalties (including excise and similar taxes and punitive damages), fines, settlements and reasonable expenses (including, without limitation, reasonable attorneys' fees) actually incurred by such person in connection with such Proceeding, appeal, inquiry or investigation. and indemnification under this Article 8 shall continue as to a person who has ceased to serve in the capacity which initially entitled such person to indemnity hereunder. The rights granted pursuant to this Article 8 shall be deemed contract rights, and no amendment, modification or repeal of this Article 8 shall have the effect of limiting or denying any such rights with respect to actions taken or Proceedings, appeals. inquiries or investigations arising prior to any amendment, modification or repeal. It is expressly acknowledged that the indemnification provided in this Article 8 could involve indemnification for negligence or under theories of strict liability. Notwithstanding the foregoing, no such indemnity shall extend to any officer or Manager to the extent that any Proceeding or such judgment, penalty, fine, settlement or expense results from Improper Conduct on the part of such officer or Manager.

8.5 **Advance Payment**. The right to indemnification conferred in this Article 8 shall include the right to be paid or reimbursed by the Company the reasonable expenses incurred by a person of the type entitled to be indemnified under Section 8.6 who was, is or is threatened to be, made a named defendant or respondent in a Proceeding in advance of the final disposition of the Proceeding and without any determination as to the person's ultimate entitlement to indemnification; provided, however, that the payment of such expenses incurred by any such person in advance of the final disposition of a Proceeding shall be made only upon delivery to the Company of a written affirmation by such person of his or her good faith belief that he has met the standard of conduct necessary for indemnification under Article 8 and a written undertaking, by or on behalf of such person, to repay all amounts so advanced if it shall ultimately be determined that such indemnified person is not entitled to be indemnified under this Article 8 or otherwise.

8.6 Indemnification of Employees and Agents. The Company, upon the direction of the Member, may indemnify and advance expenses to an employee or agent of the Company to the same extent and subject to the same conditions under which it may indemnify and advance expenses under Sections 8.5 and 8.6. Notwithstanding the foregoing, no such indemnity shall extend to any employee or agent to the extent that any Proceeding or judgment, penalty, fine, settlement or expenses result from Improper Conduct on the part of such employee or agent.

8.7 Appearance as a Witness. Notwithstanding any other provision of this Article 8, the Company may pay or reimburse reasonable out-of-pocket expenses incurred by any Member, Manager, officer or agent in connection with his or her appearance as a witness or other participation in a Proceeding at a time when he is not a named defendant or respondent in the Proceeding.

8.8 Nonexclusivity of Rights. The right to indemnification and the advancement and payment of expenses conferred in this Article 8 shall not be exclusive of any other right that a Member, Manager, officer or other person indemnified pursuant to this Article 8 may have or hereafter acquire under any law (common or statutory) or provision of this Agreement.

8.9 Insurance. The Company may purchase and maintain (if and to the extent feasible, as determined by the Member) insurance, at its expense, to protect itself and any Manager, officer or agent of the Company who is or was serving at the request of the Company as a manager, representative, director, officer, partner, venturer, proprietor, trustee, employee, agent or similar functionary of another foreign or domestic limited liability company, corporation, partnership, joint venture, sole proprietorship, trust, employee benefit plan or other enterprise against any expense, liability or loss, whether or not the Company would have the power to indemnify such person against such expense, liability or loss under this Article 8.

8.10 Savings Clause. If this Article 8 or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Company shall nevertheless indemnify and hold harmless each person indemnified pursuant to this Article 8 as to costs, charges and expenses (including reasonable attorneys' fees), judgments, fines and amounts paid in settlement with respect to any such Proceeding, appeal, inquiry or investigation to the full extent permitted by any applicable portion of this Article 8 that shall not have been invalidated and to the fullest extent permitted by applicable law.

ARTICLE 9

MISCELLANEOUS

9.1 Binding Effect. Except as otherwise provided in this Agreement to the contrary, this Agreement shall be binding upon and inure to the benefit of the Member and, subject to Article 5, its successors and assigns.

9.2 Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware without reference to conflict of laws principles.

9.3 Severability. The invalidity or unenforceability of any particular provision of this Agreement shall be construed in all respects as if such invalid or unenforceable provision were omitted.

9.4 Gender. As used in this Agreement, the masculine gender shall include the feminine and the neuter, and vice versa and the singular shall include the plural.

IN WITNESS WHEREOF, the Member has signed this instrument as of the date first written above.

PECO ENERGY COMPANY

By: [signature]
Name: Todd D. Cutler
Title: Assistant Secretary

Exelon Corporation

All Entities 100% Owned Unless Otherwise Indicated

Last Edit Date - January 30, 2003



Exelon Corporation
Exelon Business Services Company
Unicom Resources, Inc.
Exelon Ventures Company, LLC
Unicom Assurance Company, Ltd.
Related Corporate Partners IV, LP
Related Corporate Partners XII, LP
Related Corporate Partners XIV, LP
Summit Corporate Tax Credit Fund II
USA Institutional Tax Credit Fund XXII
Boston Financial Institutional Tax Credit Fund X
Boston Financial Institutional Tax Credit Fund XIV
Boston Financial Institutional Tax Credit Fund XIX
Boston Financial Institutional Tax Credit Fund XXI
Unicom Investment, Inc.
Exelon Energy Delivery Company, LLC
Exelon Generation Company, LLC
Exelon Enterprises Company, LLC
Scherer Holdings 1, LLC
Scherer Holdings 2, LLC
Scherer Holdings 3, LLC
Spruce Holdings GP 2000, LLC
Spruce Holdings LP 2000, LLC
Wansley Holdings 1, LLC
Wansley Holdings 2, LLC
Spruce Equity Holdings, LP 1% Spruce GP; 99% Spruce LP
Spruce Holdings Trust
PECO Energy Power Company
Susquehanna Power Company
The Proprietors of the Susquehanna Canal
Susquehanna Electric Company
Port City Power, LLC
Southeast Chicago Energy Project, LLC
Exelon Allowance Management Company, LLC
Exelon Generation Co. International, Inc.
Exelon Generation Canada Corporation
ExTex Marketing, LLC
ExTex Power, LP 1% GP Genco 99% LP ExTex
Concomber Ltd.
Exelon PowerLabs, LLC
Exelon AOG Holding #1, Inc.
Exelon AOG Holding #2, Inc.
Exelon New England Holdings, LLC
Exelon Peaker Development Limited, LLC
Exelon Peaker Development General, LLC
Exelon New England Power Marketing, LP
Exelon New England Power Services, Inc.
ExTex LaPorte Ltd. Partnership - 1% EP Gen; 99% EP Ltd.
Exelon Power Hldgs, LP; 85% GENCO; 14% EPDG; 1% EVC
Exelon New England Develop., LLC
Exelon Framingham, LLC
Exelon Framingham Develop., LLC
Keystone Fuels, LLC 20.99%
Exelon (Fossil) Holdings, Inc
Sithe Energies, Inc. 49.9%
Exelon Wyman, LLC
Exelon West Medway, LLC
Exelon West Medway Expansion, LLC
Exelon West Medway Develop., LLC
Blair Park Services, Inc.
Exelon New Boston, LLC
Exelon Boston Generating, LLC
Exelon Boston Services, LLC
Electric Services, Inc.
Exelon Edgar, LLC
Exelon Hamilton, LLC
Exelon Mystic, LLC
Exelon Mystic Development, LLC
Exelon Fore River Development, LLC
Infrasource Corporate Services
VSI Group, Inc.
Exelon Generation Finance Co., LLC
AmerGen Energy Company, LLC 50%
AmerGen Vermont, LLC
AmerGen Consolidated, LLC
AmerGen TMI NQF, LLC
AmerGen Oyster Creek NQF, LLC
AmerGen Clinton NQF, LLC
Cenesco Company, LLC
Penesco Company, LLC
MRM Technical Group, Inc.
Syracuse Merit Electric, Inc
Aconite Corporation
Gas Distribution Contractors, Inc.
Mechanical Specialties Incorporated
Mid-Atlantic Pipeliners, Inc.
Mueller Distribution Contractors, Inc.
Infrasource Underground Construction, LLC
Mueller Pipeliners, Inc.
Rand-Bright Corporation
NEWCOTRA, Inc.
Fishbach & Moore, Inc.
Fishbach & Moore Electrical Contracting, Inc.
T.H. Green Electric Co., Inc.
Infrasource, Inc. <100%
Unicom Power Holdings, Inc.
Unicom Power Marketing, Inc.
Trinity Industries, Inc.
M.J. Electric, Inc.
Infrasource Integrated Services, Inc.
EIS Engineering, Inc.
Fishbach & Moore Electric, Inc.
P.A.C.E. Environmental, LLC
P.A.C.E. Field Services, LLC
Exelon Thermal Holdings, Inc.
Adwin Equipment Company
Exelon Thermal Technologies, Inc.
Exelon Thermal Development, Inc.
ETT Boston, Inc.
Northwind Chicago, LLC
Northwind Boston, LLC 25%
ETT Nevada, Inc.
ETT National Power, Inc.
Northwind Phoenix, LLC 50%
ETT Houston, Inc.
ETT North America, Inc.
Northwind Las Vegas, LLC 50%
Northwind Midway, LLC
Northwind Aladdin, LLC 75%
Northwind Thermal Technologies Canada, Inc.
ETT Canada, Inc.
Northwind Windsor JV 50%
Exelon Services, Inc.
Exelon Services Federal Group, Inc.
Exelon Energy Company
AllEnergy Gas & Electric Marketing Co., LLC
Texas Ohio Gas, Inc.
EIS Investments, LLC
WCB Services, LLC 49%
Chowns Communications, Inc.
Sunesys, Inc.
Sunesys of Virginia, Inc.
OSP Consultants, Inc.
Utility Locate and Mapping Services, Inc.
Universal Network Development Corp. - 49%
RJE Telecom, Inc.
OSP, Inc.
OSP Telecom, Ltd.
OSP Telecom de Mexico, S.A. de C.V.
International Communications Services, Inc.
OSP Telecom, Inc.
OSP Servicios S.A. de C.V.
Dashiell Holdings Corporation
Dashiell Corporation
Dacon Corporation
*Exelon Enterprises Management, Inc.
Exelon Capital Partners, Inc.
ECP Telecom. Holdings, LLC
Exelon Enterprises Investments, Inc.
*EEI Telecom. Holdings, LLC
Exelon Communications Holdings, LLC
Exelon Communications Company, LLC
PHT Holdings, LLC
PECO Hyperion Telecom. 1% PECO; 49% PHT Holdings
PECO Energy Company
PECO Energy Capital Corp.
PECO Energy Capital Trust II
PECO Energy Capital Trust III
PECO Energy Capital, LP 3%
ExTel Corporation, LLC
PECO Wireless, LP - 1% ExTel; 99% PECO
PEC Financial Services, LLC
ATNP Finance Company
PECO Energy Transition Trust
East Coast Natural Gas Cooperative, LLC 41.12%
Horizon Energy Company
Adwin Realty Company
Bradford Associates 50%
Franklin Town Towers Assocs. <100%
Ambassador II Joint Venture - 50%
Henderson Ambassador Associates - 50%
Commonwealth Edison Company
Commonwealth Edison Company of Indiana, Inc.
Commonwealth Research Corporation
ComEd Financing I
ComEd Financing II
ComEd Funding, LLC
ComEd Transitional Funding Trust
Edison Development Company
Edison Development Canada Inc.
Edison Finance Partnership
Chicago Equity Fund <5%
Dearborn Park Corporation <5%
ILP Fund c/o Chicago Capital Fund <5%
Illinois Venture Fund (Unibanc Trust) <5%

*See Exelon Enterprises Management, Inc. for subsidiary details

Information is correct as of the edit date, but is subject to change.